As filed with the Securities and Exchange Commission ("SEC")
                              on October 26, 1999.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 2 TO

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
             BUSINESS ISSUERS PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           SILVER KING RESOURCES, INC.
           -----------------------------------------------------------
           (Name of Small Business Issuer as specified in its charter)

              DELAWARE                                        65-0884085
  ------------------------------                         ------------------
  (Jurisdiction of incorporation                          (I.R.S. Employer
         or organization)                                Identification No.)

                              6025 South Eaton Lane
                            Littleton, Colorado 80123
                    ----------------------------------------
                    (Address of principal executive offices)

                                 (303) 798-2980
                         -------------------------------
                         (Registrant's telephone number)

        Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class               Name of each exchange on which
        to be so registered                each class is to be registered

                 N/A                                      N/A

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                         ------------------------------
                                 Title of Class

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS(1)

INTRODUCTION

Silver King Resources, Inc. ("Silver King"), formerly known as Arngre, Inc., is an exploration-stage mineral resource holding company incorporated under the laws of the State of Delaware. Following a change in management in July 1998, Silver King commenced the business of identifying, acquiring and exploring properties containing silver mineralization. Prior to this time, Silver King was an inactive company with no historic operations. Silver King chose to commence this business based on management's perception that (i) the price of silver was undervalued under existing supply and demand market forces; and (ii) during the past decade, silver production has been insufficient to meet market demand, which has increased primarily in the electronic, electrical products, jewelry, silverware and photographic industries. Silver King's first exploration project is a joint venture exploring properties in Mexico, where ongoing drilling and an induced polarization survey indicate prospective silver mineralization. The exploration program remains in the preliminary stage, and Silver King has not yet completed a definitive feasibility study for the project. There can be no assurance that a commercially viable mineral deposit exists in any of the project's properties until the necessary exploration work is completed and a comprehensive economic evaluation based on that completed work concludes economic feasibility.

Silver King is the surviving entity of a merger (the "Merger") between Silver King Resources (Delaware), Inc., a Delaware corporation, and Silver King Resources, Inc., a Florida corporation formerly know as Arngre, Inc., which was incorporated in Florida in August 1988 ("Arngre"). The Merger occurred on June 24, 1999. Prior to a change in management in 1998, Arngre was an inactive company whose shares were listed for quotation on the OTC Bulletin Board. Silver King Resources (Delaware), Inc., which was incorporated in Delaware in April 1999, was formed in order to effectuate the Merger and had no prior operating history. After the Merger, Silver King Resources (Delaware), Inc., the surviving corporation, changed its name to Silver King Resources, Inc. Pursuant to the Merger, all of the issued and outstanding shares of common stock of Arngre were exchanged on a one-for-one basis for an aggregate of 18,075,000 shares of common stock of Silver King.

JOINT VENTURE TO DEVELOP MEXICAN PROJECT

On March 19, 1999, Silver King entered into a Joint Venture and Subscription Agreement (the "Joint Venture Agreement") with International Capri Resources, S.A. de C.V., a Mexican company ("ICRM"), International Capri Resources Ltd., a British Columbian company ("ICR"), Zacualpan Minerals, LLC, a Colorado limited liability company ("Zacualpan LLC"), and Alan Stier. Under the terms of the Joint Venture Agreement, in May 1999, Silver King acquired a 60% interest in newly-formed ICRM, which has rights to purchase five exclusive exploration and exploitation silver-mining concessions in properties located in the municipality of Zacualpan in Mexico and the municipality of Tetipac in the State of Guerrero, Mexico under option purchase agreements assigned to it in December 1998 and amended as of July 7, 1999. Under these agreements, ICRM expects to purchase the five concessions by March 31, 2000, the date on which all of the final payments for the concessions are due. ICRM also expects to purchase in the fourth quarter of 1999 an approximately 4,500 hectare claim staked at a prospective silver-producing property adjacent to Zacualpan, Mexico known as Quinto Real. The five mining concessions, together with the Quinto Real claim, are referred to as the "Zacualpan Project". The prospective mineralization at the Zacualpan Project is uncertain. Through ICRM, and other subsidiaries that may be formed in the future, Silver King plans to identify, explore, develop and place into production mineral properties, focusing on prospective silver-producing properties in Mexico.

The current shareholders of ICRM are Silver King, with a 60% equity interest, and ICR and Zacualpan LLC, each with a 20% interest. Each shareholder is entitled to appoint one member of ICRM's Board of Directors, so long as its equity interest in ICRM is at least 10%. The operating budget of each exploration phase for the Zacualpan Project is

-----------------
(1) For definitions of certain mining terms used in this description, see "Glossary of Certain Mining Terms" at the end of Item 1 of this Form 10-SB.

prepared by the operator, which is currently ICR, and submitted to ICRM's Board of Directors for approval. Once ICRM's Board of Directors approves the budget, the ICRM shareholders must finance the costs of the mining exploration programs and budgets in amounts based on their ownership interest in ICRM. If one or more shareholders fail to contribute capital in amounts equal to their respective pro rata ownership interests, their interest in ICRM is adjusted accordingly. Under the Joint Venture Agreement, if a shareholder contributes to the budget an amount less than its ownership interest proportion, its interest in ICRM decreases, while the complying shareholders' interests increase proportionately. If a shareholder's interest in ICRM is reduced to less than 1%, it is deemed to have assigned its remaining interest to the other shareholders and, as its sole remuneration, is entitled to receive 0.5% of ICRM's net smelter returns.

All outstanding shares of ICRM are subject to a right of first refusal as set forth in the Joint Venture Agreement and Bylaws of ICRM. Any ICRM shareholder must first offer its ICRM shares to the other ICRM shareholders before it may sell them to a third party. Any third party purchasing ICRM shares must agree to be bound by the terms of the Joint Venture Agreement.

Both ICR and Zacualpan LLC, the other shareholders of ICRM, have prior direct or indirect experience in the exploration and/or mining business. ICR is a company engaged in the silver exploration business whose shares are listed on the Vancouver Stock Exchange. From 1994 to 1998, ICR explored properties on Baffin Island of the North West Territory in Canada for zinc, copper, nickel and gold. ICR is currently involved in silver, zinc and gold exploration projects in northwestern Ontario. Zacualpan LLC is a recently formed LLC, of which Mark Isaacs is a principal member. Mr. Isaacs has been involved, as a principal, in several hard rock mining projects in the United States and Mexico since 1991.

Contemporaneously with entering into the Joint Venture Agreement, Silver King entered into a Right of First Refusal Agreement (the "ROFR Agreement") with Mark Isaacs. Under the ROFR Agreement, Silver King has a right of first refusal to participate in each and every mining and natural resource opportunity located in Mexico or the United States (exclusive of projects geared towards the mining of garnets) in which Mr. Isaacs or any entity controlled by him acquires an interest. Silver King anticipates that its investment, if any, in opportunities under the ROFR Agreement would be made through an operating subsidiary separate from ICRM. In the event that Silver King exercises its right of first refusal with respect to a project, it must initially contribute to a trust account up to $750,000 to fund the project's budgeted preliminary expenditures for the first 90 days. If the funds deposited in the trust account are expended or irrevocably committed for expenditure within approximately 45 weeks, Silver King and Mr. Isaacs may form a joint venture with respect to the project, with Silver King and Mr. Isaacs respectively owning an 80% and 20% interest in the venture. In the event, however, that the project is owned or controlled by Polo Y Ron Minerales S.A. de C.V., a Mexican company ("Polo Y Ron"), then Silver King shall own a 60% interest in the venture, with Polo Y Ron owning a 25% interest and Mr. Isaacs owning a 15% interest. Silver King's rights of first refusal as set forth in the ROFR Agreement terminate on March 19, 2002. In addition, Silver King's rights under the ROFR Agreement may be terminated by Mr. Isaacs if the current stockholders of Silver King do not hold in the aggregate at least 25% of the outstanding shares of Silver King's common voting stock.

SILVER INDUSTRY AND MARKET OVERVIEW


Silver is principally used in (i) the electrical and electronic components industries, (ii) photography and (iii) jewelry and silverware. Due to its strength, malleability, thermal and electrical conductivity and ability to endure extreme temperature changes, silver has many industrial uses. It is used in batteries, computer chips, electrical contacts and printing.


According to The Silver Institute, an international industry association of miners, refiners, fabricators and silver wholesalers, demand for silver has increased during the past five years by approximately 19% to 841 million ounces per year. Production of silver by mining operations and secondary recovery from scrap has been insufficient to meet this increased demand, resulting in a shortfall exceeding 120 million ounces each year. The gap in the supply of silver has been met to date by drawing on silver stockpiles. The increased demand for silver is primarily due to the development of new technologies and products using silver in electrical devices and electronic components, in addition to significant increases in jewelry consumption from 1994 to 1998 of approximately 13%, according to The Silver Institute.

OVERVIEW OF BUSINESS

Silver King operates its business as an exploration stage mineral holding company that intends to receive income from participating in joint ventures or other business combinations, rather than, if warranted, developing and placing mining properties into production on its own. Prior to the fourth quarter of 1998, Silver King was an inactive company with no operating history. Silver King presently operates through its subsidiary ICRM, a joint venture in which Silver King has a 60% equity interest. Through ICRM, Silver King currently has rights to acquire five mining concessions in properties located in Southern Mexico, and expects to purchase Quinto Real, an additional mining concession adjacent to Zacualpan, Mexico, during the fourth quarter of 1999. These six mining concessions are referred to as the "Zacualpan Project." No production of silver is currently occurring at the Zacualpan Project, although commercial silver mining by unaffiliated parties continues in the Zacualpan mining district. At ICRM's request, an independent mining engineer, Juan Jose Cabuto Vidrio of Mexico, and Burton Consulting Inc., independent geologists, completed a due diligence report for the Zacualpan Project in December 1998. By April 1999, Joseph P. Anzman, an independent geophysicist, and Israel Hernandez Perez and Luis Nolasco Vargas, independent engineers, had completed the induced polarization survey at the Zacualpan Project (other than the Quinto Real concession to be acquired) recommended by the due diligence report. Based on the results of the induced polarization survey, ICRM is conducting a drill program at the Zacualpan Project. See ITEM 3. DESCRIPTION OF PROPERTY.


Silver King currently has no revenues. As of September 30, 1999, Silver King's accumulated deficit was $659,439. Due to the capital-intense nature of starting up a mining business, Silver King will require additional operating capital to implement its business strategy of continued exploration of the Zacualpan Project. As of September 30, 1999, Silver King had a cash balance of $3,264 and working capital deficit of $109,764 as compared to no cash balance and a working capital deficit of $25,000 as of December 31, 1998, when it was inactive.


Silver King plans to secure additional working capital primarily through the sale of its securities. Its ability to raise capital accordingly depends on the liquidity of Silver King's securities which, in turn, is facilitated by having a class of securities eligible for public trading. The use of Silver King's securities to raise capital relies to a great extent on the development and maintenance of an active trading market for the securities. The public trading market for Silver King's common stock is very limited. There can be no assurances that a regular trading market will develop or, if developed, that it will be sustained on a long-term basis.

           THE ZACUALPAN PROJECT

           The Zacualpan Project is located in the Zacualpan mining district, which is located in the Municipality of Zacualpan in Mexico, approximately 94 kilometers southwest of Mexico City, near the northern Guerrero state line. The Zacualpan mining district has produced silver for over 450 years, with one mining operation continuing production. There has been little modern exploration in the district for mineralization through indirect techniques, such as geophysical induced polarization surveying. Furthermore, much of the region has never been drill tested and exploration below the water table has been minimal.

           Based on recommendations from Juan Jose Cabuto Vidrio, an independent mining engineer and Burton Consulting, Inc., an independent geological consulting firm retained by ICRM, ICRM surveyed the Zacualpan Project through induced polarization (the "IP Survey"). An induced polarization survey can indirectly determine the presence of silver mineralization by detecting anomalous conditions demonstrative of the presence of pyrite. Pyrite, an iron sulfide with no commercial value, is an indicator of silver mineralization.

           The 47 line/kilometer IP Survey outlined numerous anomalies in the vicinity of former prospects and mine workings on the Zacualpan Project. From these anomalies, fifteen targets were chosen for the first phase of a drill program. ICRM is currently in the process of conducting the drill program to test, in a preliminary manner, the potential of several vein structures outlined by the IP Survey. The drilling is being supervised by an independent geologist, Stewart Jackson of Denver, Colorado.

           To date, ICRM has completed the first phase of the fifteen-hole drill program for the Zacualpan Project. Two of the vein structures, Quinto II and Nogale, which were identified as induced polarization anomalies in the IP Survey, were tested by thirteen drill holes. The Cometa structure was tested by two drill holes. Assays have been completed for the fifteen drill holes.

           Zones of sulfides, carrying lead, zinc and silver were encountered in all but one hole. Data for two of the more prospective holes are set forth below:

           Hole #     Interval/Distance in meters      % Lead       % Zinc     gm/tonne Silver  gm/tonne
           Gold
           #Z4           298.30-298.60 (0.33m)          7.10         9.09          368.9          0.41
           #Z2           31.1-34.4 (2.7m)               0.49         1.35          147.8          0.07
                         48.49-50.60 (2.11m)            0.11         0.48          56.9           0.003
                         54.95-56.08 (1.13m)            1.06         3.63          199.65         0.105

           G.M. Lacme Laboratories of Guadalajara, Mexico prepared the materials for the assays, with analyses conducted by its parent company, Acme Laboratories of Vancouver, British Columbia. Analytical results are obtained by induction coupled plasma 30 element scans, followed by standard fire assay techniques.

           The first phase of the drill program is intended to validate the mineralization in the most anomalous areas identified by the IP Survey. ICRM completed the first phase of the drilling program during the third quarter of 1999, and is in the process of conducting the second phase of the program, which it expects to complete by the third quarter of 2000.

           To date, ICRM's IP Survey and drill program indicate that there is sulfide mineralization present at the Zacualpan Project, which may be widespread. Past mining of old veins extended only to the water tables and rarely to 100 meter depths beyond. Advanced methods of exploration apparently have not been utilized in the area, which suggests that most mineralization below the water table, if any, remains present for exploration and extraction. Due to the primitive methods previously used to locate the mineralized areas in locations parallel to identified veins, en echelon or blind structures may exist but have yet to be located.

           Since ICRM has not determined the location of reserves, both underground and open pit mining operations are possible. Most mining operations in the Zacualpan mining district are underground.

           BUSINESS STRATEGY

           Silver King's objective is to become, through strategic affiliations with joint venture partners and operators with prior mining experience, a producer and provider of silver, other precious metals and natural resources by acquiring and developing a significant reserve of mineral deposits. The principal elements of Silver King's business strategy are as follows: (i) to complete a drilling program, and, if warranted, a feasibility study of a mining operation at the Zacualpan Project; (ii) to acquire the Zacualpan Project by March 2000 under the option purchase contracts ICRM entered into in the fourth quarter of 1998 and under the proposed assignment agreement for the Quinto Real claim; (iii) if warranted, to proceed to develop the Zacualpan Project into a mining operation; (iv) to identify and acquire other mining, mineral and natural resource properties, particularly in Mexico and the United States, that Silver King believes contain significant amounts of silver or have exploration potential; and (v) to secure the financing required to explore and develop the Zacualpan Project as well as other mining, mineral and natural resource properties that Silver King may acquire in the future.

           Silver King believes that it will position itself to capitalize on the increasing demand for silver and the commonly found co-occurring metals of zinc, lead, copper and gold through the acquisition of development and exploration properties with significant mineralization potential.

           COMPETITION

           The mining industry is highly competitive. Silver King faces much competition in acquiring the limited number of favorable properties and prospects for drilling, exploration, development and mining operations. Many of Silver King's competitors have more financial resources and longer operating histories with established mining operations than Silver King does. If Silver King competes with them for the same customers or markets, their financial strength and more established reputations could prevent us from securing business from those customers or in those markets. Larger competitors could discount prices to attract or maintain customers. Silver King may not have the financial resources to compete with them on that level. Competitors may have more financial resources than Silver King to expend on the identification and exploration of mining properties, which may impede our ability to locate and develop potentially lucrative mines.


           REGULATION

           The mineral activities undertaken by Silver King and its subsidiaries are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of these activities on the environment.


           Silver King's mining concessions in Mexico are subject to various Mexican regulations which require permits and licenses from local authorities. Silver King's failure to comply with applicable regulations could result in fines or possible revocation of one or more of Silver King's operating licenses and title to the mining concessions, any of which events could have a material adverse effect on Silver King. Compliance with these laws and regulations may require significant capital outlays or delays in Silver King's intended activities. In addition, any future mining concessions or properties acquired by Silver King will also be subject to various national, international, state or local mining and environmental regulations. While these laws and regulations govern how Silver King conducts many aspects of its business, management does not believe that they have a material adverse effect on its results of operations or financial condition at this time. Silver King will consider the cost and impact of environmental regulation when it makes a decision to proceed with the exploration at the Zacualpan Project after the drilling program there has been completed. It is possible that future changes in environmental laws and regulations could have a significant impact on any decisions Silver King makes with regard to continued exploration at the Zacualpan Project or at any future projects, causing those activities to be economically reevaluated at that time.

           Silver King's mining operations in Mexico are subject to inspection and regulation under Mexico's environmental laws, including the comprehensive General Law on Ecological Balance and Environmental Protection. Environmental conditions may exist on the Zacualpan Project which are unknown to Silver King at present and which have been caused by previous or existing owners or operators of these properties. Silver King has not sought an environmental analysis at the Zacualpan Project, nor has it conducted a comprehensive review of the environmental laws and regulations in Mexico. To the extent Silver King is subject to environmental liabilities, the satisfaction of such liabilities would reduce its net cash flow and negatively affect its financial position. If Silver King was not able to fund environmental remediation costs, it might be forced to suspend operations.

           Silver King's current and future mining and processing operations and exploration activities will also be subject to federal, state and local laws in the countries in which it conducts activity that govern labor standards, employee benefits, occupational health, mine safety and toxic substances. Compliance with these laws may cause Silver King to incur substantial costs.


           EMPLOYEES

           As of the date of this registration statement, Silver King has two employees. Silver King is not a party to any collective bargaining agreements, has not experienced any work stoppages and believes that its relationship with its employees is good.

           BUSINESS RISKS

           When used in this filing, the words "may," "will," "expect," "anticipate," "believe," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends which may affect Silver King's future plans of operations, business strategy, operating results and financial position. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made and are not guarantees of future performance. Statements made which are not historical facts, such as anticipated production or costs, are forward-looking statements and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected or implied. These risks and uncertainties include, but are not limited to, metals price volatility, volatility of metals production, industrial minerals market conditions, and project development risks. Silver King undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events. The following risk factors with respect to Silver King and its operations may affect its strategy and business plan:

           1. The successful implementation of Silver King's business plan is contingent upon acquiring mining concessions under option agreements. Silver King's rights to mineral concessions at the Zacualpan Project derive from purchase option agreements which require installment payments. In the event Silver King fails to make such scheduled payments with respect to any of the concessions on the relevant due date, Silver King's rights to any such property may lapse. In that case, Silver King will have no business. There can be no assurance that Silver King will, or will be able to, effect all such payments by the requisite payment dates.


           2. Silver King may not be able to continue as a going concern if it does not generate revenues. Silver King's auditors have raised the issue that Silver King may not be able to continue as a going concern as a result of a lack of revenues. Silver King remains in the exploration stage. At September 30, 1999, Silver King had a working capital deficit of $109,764 and an accumulated deficit of $659,439, with deficits and losses expected to continue for the foreseeable future.

           3. The absence of an operating history increases the cost and risk of developing Silver King's business. Silver King has no current operating history and is subject to all risks inherent in a developing business enterprise. The likelihood of success of Silver King must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a new business in general and those specific to the natural resource industry, such as the competitive and regulatory environment in which Silver King will operate and high start-up costs. Silver King expects to make substantial expenditures to determine the location and extent of mineralization through surveys, drilling programs and other sampling techniques. Silver King has already incurred approximately $140,000 in expenses for the induced polarization survey and drilling program undertaken by ICRM at the Zacualpan Project, and expects that it will continue to expend significant sums for these activities and the advice of mining engineers and geological consultants.

           The material uncertainties inherent in the initial stages of Silver King's mining program are the location and dimensions of mineralization, metal content and receipt of necessary governmental permits. There can no assurance that Silver King will discover minerals in sufficient quantities to justify commercial operations or that funds and governmental permits required for exploration and future development can be obtained at all, or on a timely basis. Accordingly, there can be no assurance that Silver King's exploration efforts will result in profitable mineral production.


           4. As an exploration stage company, Silver King must expend significant amounts of money before it can make a profit, if ever. Mineral exploration, particularly for silver, is highly speculative in nature, frequently is nonproductive, and involves many risks, often greater than those involved in the actual mining of mineralization. Such risks can be considerable and may add unexpected expenditures or delays to Silver King's plans. There can be no assurance that Silver King's mineral exploration activities will be successful or profitable. Once mineralization is discovered, it may take a number of years from the initial phase of drilling until production is possible, during which time the economic feasibility of production may change. A related factor is that exploration stage companies use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to acquire an interest in property or to commence exploration or development work. These estimates generally rely on scientific estimates and economic assumptions, and in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a property before it can be determined whether or not the property contains economically recoverable mineralization. The economic viability of a property cannot be determined until extensive exploration and development has been conducted and a comprehensive feasibility study performed. Silver King currently does not have any such feasibility studies, and has not yet prepared feasibility studies on any of its properties.

           5. The market fluctuation of mineral prices may render Silver King's business economically unviable. The market prices of any minerals produced are subject to fluctuation, which may negatively affect the economic viability of properties on which expenditures have been made. Silver King remains in the exploration stage and has commenced neither the extraction of minerals at commercial levels nor the sale of minerals. Silver King is not able to determine at present whether or not, or the extent to which, such risks may adversely affect Silver King's strategy and business plans.


           6. Silver King will need to generate revenue and secure additional financing to operate. Silver King needs additional capital but currently has no revenues. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the mineralization from the ore and, in the case of new properties, to construct mining and processing facilities. In the first half of 1999, Silver King raised $555,500 in private placements of its securities. It intends to contribute a substantial portion of the net proceeds of the private placement to ICRM so that it may complete the acquisition of certain mineral rights. The net proceeds will not be sufficient to fully finance the exploration and drill program currently in process at the Zacualpan Project. Accordingly, Silver King will require further financing in order to pursue its longer-term strategy to explore the Zacualpan Project and acquire and explore additional mineralization properties. Silver King intends to seek this financing through a combination of traditional debt financing and the placement of debt and equity securities. Provided a liquid trading market for Silver King's common stock develops, Silver King hopes to finance some portion of its future property acquisitions by using shares of its common stock for all or a substantial portion of the consideration to be paid. However, in the event that the common stock does not attain or maintain a sufficient market, or potential property sellers are otherwise unwilling to accept common stock as part of the consideration for the sale of their properties, Silver King may be required to utilize more of its cash resources, if available, in order to initiate and maintain its acquisition strategy. If Silver King does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings. Silver King will attempt to identify sources of financing on an on-going basis, but there can be no assurances that such sources can be found or that, if available, the terms of such financing will be commercially acceptable to Silver King. Because of Silver King's need for additional capital to fund the exploration and drill program at the Zacualpan Project, to complete the acquisition of certain mineral rights, and to provide for further development and exploration, the lack of consistent revenue or financing sources could be a detrimental factor in Silver King's business progress.

           7. Due to the limited market for Silver King's common stock and possible volatility of stock prices, an investment in Silver King may be risky and illiquid. The public trading market for shares of Silver King's common stock on the National Quotation Bureau's Pink Sheets is extremely limited. There is a minimal supply of Silver King's shares eligible for public resale. There can be no assurances that a regular trading market for the Silver King's common stock will develop, and if it develops, whether it can be sustained. By its very nature, trading on the National Quotation Bureau's Pink Sheets provides only limited market liquidity. As a result of the limited market, stockholders may have difficulty in effecting sales of their shares and/or obtaining a satisfactory price for such shares. As of October 22, 1999, Silver King has outstanding 18,075,000 shares of common stock of which approximately 100,000 are eligible for public trading. Until its trading market develops, if at all, the market price for Silver King's common stock is likely to be volatile, and factors such as success or lack thereof in acquiring suitable strategic targets, competition, governmental regulation and fluctuations in operating results may all have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capitalization companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of Silver King's common stock.

           8. Silver King's common stock no longer trades on the OTC Bulletin Board due to a rule change. Under a rule change recently announced by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), "non-reporting" public companies trading on the OTC Bulletin Board as of January 4, 1999 like Silver King are no longer eligible to trade securities on the OTC Bulletin Board unless they become reporting companies under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), within a specified period of time. As a result of the rule change, Silver King's common stock was suspended from quotation on the OTC Bulletin Board on August 3, 1999, and as of October 1, 1999, is no longer eligible for quotation on the OTC Bulletin Board. According to the rule change, the NASD limited trading activities to only those companies that have registered their securities under the Exchange Act and have fully cleared all comments made by the SEC to registration statements effectuating such registration. Although Silver King's shares became registered under the Exchange Act on September 8, 1999 by virtue of filing a registration statement with the SEC on July 8, 1999, Silver King has not yet cleared all comments made by the SEC to the registration statement. Management has prepared this amendment to the registration statement to clear such SEC comments. Once the SEC comments have been cleared, Silver King intends to submit an application for its shares to be relisted on the OTC Bulletin Board. Silver King's common stock is currently traded in the National Quotation Bureau's Pink Sheets.

           9. Possible limitations upon trading activities and restrictions imposed upon broker-dealers effecting transactions in penny stocks may depress the market for Silver King's securities. The SEC has adopted regulations imposing limitations upon the manner in which certain low priced securities (referred to as a "penny stock") are publicly traded. Under these regulations, a penny stock is defined as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on the Nasdaq National Market System or SmallCap Market and any equity security issued by an issuer that has
           (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000 if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Also, under these regulations, certain broker/dealers who recommend such securities to persons other than established customers and certain accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale.


           Silver King's common stock presently constitutes a "penny stock." Accordingly, trading activities for Silver King's common stock will be made more difficult for broker-dealers than in the case of securities not defined as "penny stocks." This may have the result of depressing the market for Silver King's securities and an investor may find it difficult to dispose of such securities.


           10. Silver King will likely issue a substantial number of additional shares, which would dilute its common stock. Silver King is previously authorized to issue 50,000,000 shares of common stock of which 18,075,000 are outstanding as of October 22, 1999. One of the principal elements of Silver King's business strategy is to accomplish strategic property acquisitions with business partners, which may be effectuated through the issuance of additional shares of Silver King's common stock as part of the purchase price consideration. This would have the effect of increasing the number of shares of common stock outstanding. In addition, in order to accomplish its acquisition strategy on a longer-term basis, Silver King is likely to require additional financing to fund its acquisition strategy, which may entail the issuance of additional shares of common stock or common stock equivalents, which would have the further effect of increasing the number of shares outstanding. In connection with other business matters, Silver King will likely undertake the issuance of more shares of common stock. This may be done in order to, among others, facilitate a business combination, acquire assets or stock of another business, compensate employees or consultants or for other valid business reasons in the discretion of Silver King's Board of Directors. Under Delaware law, Silver King can issue additional shares without notice to, or approval of, existing stockholders. In addition, during January, 1999, in conjunction with private placements of its securities, Silver King granted warrants to purchase an aggregate of 2,000,000 shares of common stock.

           11. Silver King may not be able to realize its investments in mineral properties. The ultimate realization of Silver King's investments in mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of Silver King to obtain financing or make other arrangements for development and upon future profitable production. Silver King expects to finance its future operations through the sale of equity securities, joint venture arrangements (including project financing), and the sale of interests in mineral properties. Silver King does not have sufficient capital of its own to explore and develop its mineral properties and there can be no assurances that Silver King will be successful in obtaining the required funds to finance its long-term capital needs.

           12. Defective or invalid title to mineral concessions could adversely affect Silver King's business. There is no guarantee that title to the concessions to be acquired by its subsidiary will not be challenged or impugned. Title insurance generally is not available, and Silver King's ability to ensure that its subsidiary will obtain secure claims to individual mining concessions may be severely constrained. Although Silver King has reviewed publicly available title records for all of the claims which its subsidiary has rights to acquire, Silver King has not conducted surveys of any of these claims; therefore, the precise area and location of such claims may be in doubt. Accordingly, any mineral concessions may be subject to prior unregistered agreements, transfers or claims, and title may be affected by undetected defects.

           13. Silver King is subject to holding company structure risks. Silver King currently conducts, and will continue to conduct, all of its operations through subsidiaries. Silver King's ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends under applicable local law and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. The subsidiaries' ability to pay dividends or make other distributions to Silver King may also be subject to their having sufficient funds from their operations legally available for the payment thereof which are not needed to fund their operations, obligations or other business plans. If Silver King's subsidiaries are unable to pay dividends or make other distributions to Silver King, Silver King's growth may be inhibited after the proceeds of the private placements completed in January and April of 1999 are exhausted, unless Silver King is able to obtain additional debt or equity financing on terms which are acceptable to Silver King. In the event of a subsidiary's liquidation, there may not be assets sufficient for Silver King to recoup its investment therein.

           14. The mining business is very competitive. Silver King faces intense competition in the mining industry. Many of Silver King's competitors have well established operations and significantly greater financial, marketing, personnel and other resources than Silver King. There can be no assurance that Silver King will be able to compete effectively against these or any other competitors.

           15. Silver King is controlled by a small number of stockholders who have the ability to control important corporate decisions without the input of minority stockholders. On the date of this registration statement, Silver King's principal stockholders own approximately 66% of the common stock of Silver King. Consequently, by virtue of Delaware law, these stockholders will be in a position to elect all of Silver King's directors and control the outcome of other corporate matters without the approval of Silver King's other stockholders. In addition, applicable statutory provisions and the ability of the Board of Directors to issue one or more series of preferred stock without stockholder approval could deter or delay unsolicited changes in control of Silver King by discouraging open market purchases of Silver King's stock or a non-negotiated tender or exchange offer for such stock, which may be disadvantageous to a majority of Silver

           King's stockholders who may otherwise desire to participate in such a transaction and receive a premium for their shares.

           16. Silver King may not be able to retain and attract the key personnel it needs to succeed. Silver King's success will depend, in large part, on its ability to retain and attract highly qualified personnel. Silver King's success in attracting qualified personnel will depend on many factors, including its ability to provide them with competitive compensation arrangements, equity participation and other benefits. There is no assurance that the Company will be successful in retaining or attracting highly qualified individuals in key management positions.

           17. Silver King and the mining industry are subject to substantial government regulation. Environmental and other government regulations at the federal, state and local level pertaining to Silver King's business and properties may include: (a) surface impact; (b) water acquisition; (c) site access; (d) reclamation; (e) wildlife preservation; (f) licenses and permits; (g) maintaining the fees for unpatented mining claims; and (h) worker safety. Compliance with these regulations could result in capital expenditures or restrictions and delays in mining operations. Failure to comply with these regulations could result in fines, clean up costs, financial liability or the loss of the right to conduct mining activity. See
           Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - COMPLIANCE WITH ENVIRONMENTAL AND LABOR LAWS.

           18. Silver King's indemnification of its officers and directors for certain liabilities may result in significant expenditures. The Bylaws of Silver King provide that Silver King may indemnify any director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Delaware General Corporation Law. Further, Silver King may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by Silver King and prevent any recovery from such directors, officers, agents and employees for losses incurred by Silver King as a result of their actions. Further, Silver King has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

           19. Since shares of Silver King's common stock have no preemptive rights or cumulative voting rights, stockholders are not protected against dilution and may not obtain board representation. There are no preemptive rights in connection with Silver King's common stock. Thus, no existing common stockholder has the right to buy additional shares of any new stock issues to preserve his proportionate share equity ownership in Silver King. In addition, cumulative voting in the election of directors is not provided for. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of Silver King's Board of Directors. See ITEM 8. DESCRIPTION OF SECURITIES - Common Stock.


           20. Silver King does not expect to pay dividends. The holders of the common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. To date, Silver King has not paid any cash dividends. The Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in Silver King's business operations. As Silver King will be required to obtain additional financing, it is likely that there will be restrictions on Silver King's ability to declare any dividends.


           21. Silver King's operations may be adversely affected by Year 2000 issues. Silver King is presently responding to Year 2000 issues. Year 2000 issues are the result of computer programs being written using two digits rather than four to define the applicable year associated with the program or an associated computation. Any such two-digit computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. Management expects to have substantially all of the systems application changes completed within the next two months and believes that its level of preparedness is appropriate. The total cost to Silver King of these Year 2000 compliance issues is not anticipated to be material to its financial position or results of operations in any given year since its mining operations do not rely to any great extent on computer processes. These costs and the date on which Silver King plans to complete the Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurances that these estimates will be achieved and actual results could differ from those plans.

           22. Silver King's operations may be adversely affected by instability in foreign countries and local laws of foreign countries. Silver King's business is currently conducted not in the United States, but in Mexico. As a result, Silver King's operations are subject to various risks such as loss of revenue, property or equipment due to expropriation, nationalization, war, insurrection, terrorism or civil disturbance, the instability of the Mexican economy, currency fluctuations and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Silver King does not carry political risk insurance to help protect against losses which we may incur as a result of foreign political acts. Silver King has been advised by ICRM's Mexican legal counsel that there are currently no foreign exchange controls in Mexico nor applicable restrictions under Mexican law that prohibit the repatriation of profits and the import and export of capital. Additionally, the ability of Silver King to compete may be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in, a particular jurisdiction. Silver King is subject to taxation in a number of jurisdictions, and the final determination of its tax liabilities involves the interpretation of the statutes and requirements of various domestic and foreign taxing authorities. Moreover, the countries where Silver King operates and plans to operate have legal systems that differ from the United States legal system and may provide substantially less protection for foreign investors. Silver King is not aware of any legal limitations on its ability to obtain legal recourse in Mexico by virtue of being a foreign investor in ICRM; however, other countries where Silver King could operate in the future may have laws that limit the legal recourse Silver King may obtain or seek as a foreign investor.

           23. Laws restricting foreign investments may adversely affect Silver King's business strategy. Foreign investment by Silver King in local joint ventures or business acquisitions may be restricted, controlled, limited or even prohibited by the laws of foreign jurisdictions in which Silver King operates or plans to operate. Although Mexican legal counsel has advised Silver King that its equity interest in its Mexican subsidiary is not subject to any legal restriction, there can be no assurance that such restrictions will not be enacted in the future. Other foreign laws require governmental approval to investments by foreign persons and limit the extent of any such investment. There can be no assurance that additional or different foreign restrictions or adverse policies applicable to Silver King will not be imposed in the future. In addition, there can be no assurances that the governments of the foreign jurisdictions in which Silver King or its subsidiaries has property or mining concessions will continually honor and uphold property rights of foreigners in their countries. Silver King does not have political risk insurance covering it from any losses caused by these foreign governments, such as expropriation. Expropriation or the failure by a foreign government to recognize Silver King's mining concessions could result in the cessation of Silver King's business or the loss of capital expenditures made with respect to such properties.

           24. Exchange rate fluctuations may have an adverse effect on Silver King's results of operations. Silver King does not currently bill any customers as it remains in the exploration stage. Silver King may bill in Mexican pesos or U.S. dollars with respect to any activity emanating from the Zacualpan Project. To date, the majority of expenses incurred in the exploration and drilling of the Zacualpan Project have been billed in U.S. dollars and paid in Mexican pesos at the applicable exchange rate, which Silver King expects to continue. Exchange rates for Mexican pesos and other local currencies in countries where Silver King may operate in the future fluctuate in relation to the U.S. dollar and such fluctuations may have an adverse effect on Silver King's earnings or assets when local currencies are exchanged for U.S. dollars if the exchange rate is not favorable for Silver King. During the past seven months, the Mexican peso dropped slightly in value compared with the U.S. dollar, but has been stable. Silver King does not currently engage or plan to engage in any hedging transactions in international currencies. Accordingly, any weakening of the value of such local currency against the U.S. dollar could result in lower revenues and earnings for Silver King.

           25. Silver King's lack of insurance to cover mining risks may expose it significant liability and expense. Since Silver King remains in the exploration stage and has not yet acquired any mining concessions or commenced mining operations, it has not obtained insurance covering mining risks. As the business of mining is generally subject to many risks and hazards, including adverse environmental effects, industrial accidents, labor disputes, cave-ins, flooding and periodic interruptions due to inclement weather, Silver King will attempt to obtain mining insurance within ranges of coverage consistent with industry practice in the event that it acquires mining concessions and commences mining activity. These risks can result in the damage and destruction of mineral properties and processing facilities, as well as personal injury, environmental damage, mining delays and monetary losses. There can be no assurances, however, that Silver King will be able to secure such insurance at economically feasible premiums. In addition, insurance against environmental risks may not be generally available to Silver King.


GLOSSARY OF CERTAIN MINING TERMS

           Adit: An almost horizontal entrance to a mine.

           Andesite: A fine grained, gray volcanic rock, mainly plagioclase and feldspar.

           Assay: A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained therein.

           Calcareous: Containing calcium carbonate.

           Development: Work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.

           Dolomite: A sedimentary rock rich in magnesia.

           En Echelon/Blind Structures: Subparallel/not visible on surface.

           Exploration: The searching for ore, usually by geological surveys, geophysical prospecting, drilling, surface or underground headings, drifts, or tunnels.

           Feasibility Study: A technical study of a project at sufficient level of accuracy and detail to allow a decision as to whether a given project should proceed.

           Grade: The average assay of a ton of ore, reflecting metal content.

           Hectare: A planar unit of measurement in the metric system for designating land area. One hectare equals 2.47105 acres or 107,638.93 square feet (one acre equals 43,560 square feet).

           Mill: A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

           Mineralization: The process by which a mineral or minerals are introduced into a rock.

           Net Smelter Return or NSR: A return based on the actual proceeds from sale of metal or mineral products received less the cost of refining or smelting at an off-site refinery.

           Platy: Designating soil or minerals occurring in flaky layers.

           Probable Reserves: That part of a mineral deposit which may be economically and legally extracted or produced at the time of the reserve determination for which quantity and grade and/or quality are computed from information similar to that used for proven reserves (see below), but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

           Proven Reserves: That part of a mineral deposit which may be economically and legally extracted or produced at the time of the reserve determination for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings and drill holes and grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and grade measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established.

           Pyrite: An iron sulfide that may indicate the presence of silver mineralization.

           Refining: The final stage of metal production in which residual impurities are removed from the metal.


           Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the Registration reserve determination.


           Rhyolite: a fine-grained volcanic rock containing abundant silica minerals and aluminosilicates (feldspar) plus accessory minerals.

           Schists: Rocks that are platy due to physical changes caused by heat and pressure.

           Schistosity: Planar textural elements in schists that create an appearance of layering.

           Skarn: Rocks composed almost entirely of lime-bearing silicates and derived from nearly pure limestones and dolomites into which large amounts of silicon, aluminum, iron and magnesium have been introduced.

           Smelting: Heating ore or concentrate material with suitable flux materials at high temperatures creating a fusion of these materials to produce a melt consisting of two layers: (1) one on top, a slag of the flux and gangue (waste) minerals, and (2) one below, molten impure metals. This generally produces an unfinished product requiring refining.

           Stoping: In mining, the loosening and removal of ore in a mine, either by working upward (overhead or overhand) or downward (underhand).

           Tonne: A metric ton (1,000 kilograms, or 2,205 pounds).

           Troy Ounce: Unit of weight measurement used for all precious metals. The familiar 16-ounce avoirdupois pound equals 14.583 Troy Ounces.

           Vein: A mineralized zone having a more or less regular development in length, width and depth which clearly separates it from neighboring rock.

           Waste: Barren rock in a mine, or mineralization that is too low in grade to be mined and milled at a profit.

        ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Silver King Resources, Inc. ("Silver King") is a exploration stage mining exploration and development holding company with certain rights to acquire mining concessions at properties located in southern Mexico through its Mexican subsidiary. None of these properties are in production and, consequently, Silver King has no current operating income or cash flow.

           BACKGROUND

           On June 24, 1999, Silver King Resources, Inc., formerly known as Arngre, Inc., a Florida corporation ("Arngre"), merged with and into Silver King Resources (Delaware), Inc., a newly-formed Delaware corporation. Silver King (Delaware), Inc., the surviving corporation of the merger, was formed for the purpose of the merger and had no prior operating history. Immediately after the completion of the merger, Silver King (Delaware), Inc. changed its name to "Silver King Resources, Inc."

           Prior to the merger, Arngre was an inactive company whose shares were listed for quotation on the OTC Bulletin Board. Since the former stockholders of Arngre acquired a controlling interest in Silver King (Delaware), Inc. in the merger, the merger has been accounted for as a "reverse acquisition." Accordingly, for financial statement presentation purposes, Arngre is viewed as the continuing entity and the related business combination is viewed as a recapitalization of Arngre, rather than an acquisition by Silver King (Delaware), Inc.

           PLAN OF OPERATION/THE ZACUALPAN PROJECT

           In May 1999, Silver King formed a joint venture with International Capri Resources Ltd. ("ICR") and Zacualpan Minerals LLC ("Zacualpan LLC") to acquire, explore and, if warranted, develop six mining concessions on properties located in southern Mexico with prospective silver mineralization (the "Zacualpan Project"). The joint venture was structured by placing the rights to acquire the mining concessions with International Capri Resources S.A. de C.V., a Mexican company ("ICRM"), and having each of Silver King, ICR and Zacualpan LLC subscribe for shares of ICRM. This structure was chosen since mining concessions in Mexico must be held in the name of a Mexican entity. Also, this structure allowed each shareholder to appoint one member to ICRM's board of directors, which must approve operational decisions. The shareholders are required to fund future exploration, development and operating expenses of the Zacualpan Project by contributing capital to ICRM in proportion to their respective ownership interests. Silver King owns a 60% equity interest in ICRM, which may be adjusted upward or downward depending on each shareholder's compliance with required capital contributions to ICRM in the future. See ITEM 1. DESCRIPTION OF BUSINESS - Joint Venture In Mexico.


           In December 1998, Polo Y Ron Minerals, S.A. de C.V. assigned to ICRM its rights in three agreements to purchase a total of five mining concessions in the municipalities of Zacualpan and Tetipac in southern Mexico, which comprise parts of the Zacualpan Project. In March and April 1999, an induced polarization survey (the "IP Survey") was completed for the five concessions. The geophysicist that performed the IP Survey recommended that ICRM undertake a drill program to verify the IP Survey's promising indications of silver mineralization at the Zacualpan Project. In the second quarter of 1999, ICRM began a 2,000 meter drill program, the first phase of which was completed during the third quarter of 1999. Management expects that ICRM will expend $1,000,000 for the drill program through October 2000. Although the drill program is currently in its initial stage, preliminary results indicate silver and base metal anomalies. If the results of a second phase of the drill program are favorable, ICRM will commission a preliminary feasibility study to be completed by approximately the end of the year 2000, which study is likely to entail a more extensive drill program to define the mineralized zones. Although management does not expect ICRM to hire employees during the next twelve months, ICRM may hire temporary, part-time employees to assist with the exploration drilling process if necessary. If ICRM decides to commission a feasibility study, it would hire an independent engineering firm to perform the study. The costs of two part-time employees and the feasibility study are included in the $1,000,000 allotted for the drill program through October 2000. Based on these expectations, management's plan of operation for the next twelve months is to fund $600,000 of the $1,000,000 needed for ICRM's drill program. To date, Silver King has funded approximately $140,000 of the $600,000. In addition, Silver King expects to expend over the next twelve months the aggregate amount of approximately $328,000 to $428,000 for the following reasons:


------------------------------------------------------------------------------------
Amount                     Reason
------------------------------------------------------------------------------------
$ 33,100                   Remaining  payments due under ICRM's  mining  concession
                           option purchase agreements for the Zacualpan Project
------------------------------------------------------------------------------------
$ 15,000                   Payment  for  ICRM's  acquisition  of  the  Quinto  Real
                           mining concession
------------------------------------------------------------------------------------
$ 40,000                   Payments for government  mining  duties,  proof of works
                           and  taxes  for  ICRM's   mining   concessions   at  the
                           Zacualpan Project and Quinto Real
------------------------------------------------------------------------------------
$ 40,000                   Legal, administrative and accounting expenses for ICRM
------------------------------------------------------------------------------------
$ 80,000                   Legal,   administrative  and  accounting   expenses  for
                           Silver King
------------------------------------------------------------------------------------
$100,000                   $100,000  of  consulting  fees  that may be  payable  to
                           geological   consultants   if  retaining  them  for  the
                           Zacualpan Project is warranted
------------------------------------------------------------------------------------

$ 120,000                  Loan payable from Silver King to FAC Enterprises, Inc.

------------------------------------------------------------------------------------

           Silver King will require further financing in order to pursue its longer-term strategy to explore the Zacualpan Project through the planned drilling program and acquire and explore additional mineralization properties. Although Silver King has thus far raised $555,500 in private placements of its securities in 1999, it intends to contribute a substantial portion of the net proceeds of the private placements to ICRM so that it may complete the acquisition of certain mineral rights and continue with the drilling program at the Zacualpan Project. The net proceeds, however, will not be sufficient to fully finance the exploration and drilling program currently in process at the Zacualpan Project. Accordingly, Silver King intends to seek this financing through a combination of traditional debt financing and the placement of debt and equity securities. Silver King also hopes to finance some portion of its future property acquisitions by using shares of its common stock for all or a substantial portion of the consideration to be paid, although this may be difficult since no liquid trading market for Silver King's common stock exists. In the event that the common stock does not attain or maintain a sufficient market, or potential property sellers are otherwise unwilling to accept common stock as part of the consideration for the sale of their properties, Silver King may be required to utilize more of its cash resources, if available, in order to initiate and maintain its acquisition strategy. If Silver King does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings.

           RESULTS OF OPERATIONS


           REVENUES; LOSSES. Silver King does not yet produce silver or any other mineral products and has no revenues from product sales. The net loss for the year ended December 31, 1998 was $26,834. For the nine months ended September 30, 1999, Silver King incurred a net loss of $627,605, as pre-operating costs increased. From August 23, 1988, its date of incorporation, through September 30, 1999, Silver King has incurred a total net loss of $659,439.

           ADMINISTRATIVE. Administrative expenses were $1,834 for the year ended December 31, 1998, compared to no administrative expenses for the year ended December 31, 1997. This increase in administrative expenses from 1997 is the result of reincorporation fees. Silver King incurred administrative expenses of $44,743 for the nine months ended September 30, 1999. The increase in administrative expenses from 1998 is the result of office and travel expenses.

           CONSULTING. Consulting fees were $5,000 for the year ended December 31, 1998, compared to no consulting fees for the year ended December 31, 1997. Silver King incurred $23,500 in consulting fees for the nine months ended September 30, 1999. The increased consulting fees were due to retaining an administrative consultant.

           LEGAL AND ACCOUNTING. Legal and accounting fees were $20,000 for the year ended December 31, 1998, compared to no legal or accounting fees for the year ended December 31, 1997. This increase from 1997 was due to costs associated with the negotiation and preparation of the Joint Venture Agreement and the ROFR Agreement. For the nine months ended September 30, 1999, Silver King incurred legal and accounting expenses of $73,855. This increase from 1998 was due to costs associated with the private placement offerings of Silver King's securities and the preparation of securities filings in compliance with securities disclosure regulations.

           INTEREST EXPENSES. Interest expenses for the nine months ended September 30, 1999 were $2,918, the first time Silver King has incurred an interest expense. The interest expense was due to a $100,000 loan taken by Silver King in April 1999 at an annual interest rate of 12%, and other loans repaid in April 1999.



           RIGHT OF FIRST REFUSAL. Silver King incurred a $131,250 expense for the nine months ended September 30, 1999 for a subscription payment made on behalf of Zacualpan LLC for Zacualpan LLC's 20% interest in ICRM, in consideration for which Mark Isaacs, a principal member of Zacualpan LLC, granted Silver King certain rights of first refusal to participate in future mining and natural resource opportunities identified by Mr. Isaacs. Silver King had not previously incurred a similar type of expense.

           EXPLORATION COSTS. Exploration expenses for the nine months ended September 30, 1999 were $385,450, the first time Silver King has incurred an exploration expense. The exploration expense was due to costs for the induced polarization survey and drilling program at the Zacualpan Project. The exploration expense also includes $227,203, the excess of the $397,750 purchase price for Silver King's equity interest in ICRM over the fair value of net tangible assets, which was charged to operations as costs toward exploration.


           LIQUIDITY AND CAPITAL RESOURCES


           As of September 30, 1999, Silver King had cash and cash equivalents of $3,264. Silver King had no cash or cash equivalents as of either December 31, 1997 or 1998. The increase in the nine months ended September 30, 1999 relative to prior years was due to the receipt of net proceeds from private placements of securities.


           Silver King received an aggregate of $555,500 in net proceeds from private placements completed in January and April of 1999. In January 1999, Silver King issued (i) 14,500,000 shares of its common stock at a price of $.001 per share and received $14,500 in net proceeds, and
           (ii) 2,000,000 units, each unit consisting of one share of common stock and one common stock purchase warrant, at a price of $.008 per unit and received $16,000 in net proceeds. In April 1999, Silver King issued 525,000 shares of its common stock at a price of $1.00 per share and received $525,000 in net proceeds.


           The net cash used in operating activities for the year ended December 31, 1998 was $25,000, compared to $0 for the year ended December 31, 1997. The net cash used in operating activities for the nine months ended September 30, 1999 was $507,082. The increase in the net cash used in operating activities from 1997 was due to the fact that Silver King had no operations prior to 1998, and the costs incurred in 1998 and the first nine months of 1999 for funding the pre-operating costs.

           The net cash provided by financing activities was $703,474 for the nine months ended September 30, 1999, compared with no net cash from financing activities for any prior period. This net cash was due principally to the private placements of $555,500 completed in January and April of 1999, as well as proceeds from loans. These funds will be used to (i) pay the purchase price for the five mining concessions for which ICRM entered into option contracts, (ii) fund the IP Survey, drill program and further exploration at the Zacualpan Project and (iii) fund approximately $75,000 in legal, accounting and consulting fees associated with the formation of the ICRM joint venture. To date, $156,500 of the total purchase price of $211,600 for the five mining concessions has been paid. The remaining amount to be paid, $55,100, is due by March 2000. Silver King is subject to a series of obligations with respect to ICRM's acquisition of mining concessions at the Zacualpan Project. If these commitments are not satisfied, ICRM could forfeit its right to acquire the concessions or, once they are acquired, the title to them. These obligations consist of making installment payments owed but not yet payable to acquire the concessions under the option agreements, paying government mining duties and transfer taxes and filing proof of works. In addition, Silver King has agreed to fund $100,000 of consulting fees that may be payable to geological consultants if retaining them for the Zacualpan Project is warranted.

           The net cash used in investing activities during the nine months ended September 30, 1999 was $203,047. Of the $203,047, $36,500 was
           paid by Silver King toward the purchase price of mining concessions and $166,547 was used to acquire Silver King's equity interest in ICRM.

           Silver King does not currently have a line of credit with any financial institutions. Silver King currently owes $120,000 on a short-term loan from FAC Enterprises, Inc., a principal stockholder.


           Silver King has a working capital deficit and is not generating revenues. Silver King needs to raise additional funds in the next twelve months in order to continue its operations. This may be accomplished through traditional debt financing and the placement of debt and equity securities.

           COMPLIANCE WITH ENVIRONMENTAL AND LABOR LAWS

           Silver King's current and future mining and processing operations and exploration activities will be subject to various federal, state and local laws in the countries in which it conducts its activities, which govern the protection of the environment, prospecting, development, production, labor standards, employee benefits, occupational health, mine safety, toxic substances and other matters. Compliance with these laws may cause Silver King to incur substantial costs.

           In connection with the exploration activities currently being carried out at the Zacualpan Project in Mexico, Silver King expects to incur nonmaterial costs related to (i) filing and complying with environmental reports; and (ii) complying with any responses issued by the competent Mexican authorities to these environmental reports.

           The costs of compliance with environmental laws deriving from activities to be carried out in the future at the Zacualpan Project are unpredictable and may not be determined at this point, given that environmental conditions may exist on the Zacualpan Project which are presently unknown to ICRM and Silver King and which may have been caused by previous or existing owners or operators of these properties. Silver King and ICRM have not sought an environmental analysis at the Zacualpan Project, nor have they conducted a comprehensive review of the environmental laws and regulations in Mexico.

           The federal environmental law in Mexico is the General Law on Ecological Balance and Environmental Protection ("LGEEPA"). In accordance with the LGEEPA and its applicable regulations and official standards, violations of Mexican environmental laws may result in administrative, criminal or civil liability.

           1. Administrative Liability. Such liability arises when any damage or affectation to the environment and ecological balance is caused, as well as in the case of non compliance with the LGEEPA, its regulations or corresponding official standards. Any third party is entitled to directly file an accusation with the appropriate Mexican environmental authorities of any infringement to these legal provisions. If found responsible, a party must repair the damage it has created.

           The administrative penalties deriving from such infringements are:
           (i) the imposition of fines; (ii), temporary or definitive, partial or total closing of the responsible party's business, and/or (iii) up to 36 hours of imprisonment.

           2. Criminal Liability. In accordance with the Criminal Code for the Federal District in Federal Matters and for all the Mexican Republic in Common Matters, crimes against the environment are currently punished by means of imprisonment, generally between 3 months and 6 years, and the imposition of a fine equivalent to 1,000 to 20,000 days of the minimum wage in effect for the Federal District.

           3. Civil Liability. Under applicable Mexican civil law, violations of environmental law may result in the obligation to repair any damage caused.

           SEASONALITY

           The silver mining business is not seasonal, although the rainy season in Mexico from May to October can temporarily slow production rates due to road washouts, site damage and underground mine flooding. Measures such as water control dikes and water pumps can be taken to minimize the effects of flooding.

           YEAR 2000 ISSUES

           Silver King is presently responding to Year 2000 issues. Year 2000 issues are the result of computer programs being written using two digits rather than four to define the applicable year associated with the program or an associated computation. Any of Silver King's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices or engage in normal business activities. Since Silver King only recently commenced business as a mineral resource holding company, our computer systems and reliance on third parties' computer systems are limited. We do not have a computer network, and currently use only two personal computers in our business. We have requested the vendors of our personal computers and software applications to confirm that they are year 2000 compliant. While the possibility exits that the failure of Silver King's computers and software applications could have an adverse effect on our financial condition and results of operations, management does not believe that such effect would be material. If necessary, management could replace computers and software for less than $10,000. Silver King also maintains back-up copies of business records in paper format.

           We currently have no suppliers or customers but do rely on information and data provided by professional geologists and engineers to analyze the prospects of mineralization at the Zacualpan Project. If the software and equipment of those professionals and those on whom such professionals rely to gather and evaluate this data are not year 2000 functional, it could impair our ability to properly assess the economic viability of the Zacualpan Project. We are in the process of soliciting confirmation from these professionals that their computer systems are year 2000 compliant. The professionals currently working on the drilling program have informed us, however, that the data collection and evaluation does not significantly rely on computer processes. Moreover, the geologists and engineers maintain original paper records of the data collected. Management expects to have substantially all of the systems application changes, if any are necessary, to be completed within the next two months and believes that its level of preparedness is appropriate.


           The total cost to Silver King of these Year 2000 compliance issues is not anticipated to be material to its financial position or results of operations in any given year. Silver King has no mainframe or central database. Although minor adjustments may be required on the software applications, these costs are expected to be minimal. These costs and the date on which Silver King plans to complete the Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurances that these estimates will be achieved and actual results could differ from those plans.


           Silver King believes that the most reasonably likely worst case scenario resulting from the century change could be the transmission by independent geological professionals to us of incorrect data regarding the

           Zacualpan Project. If Silver King were to expend funds on exploring and developing areas incorrectly identified by professional data as likely to contain mineralization, it is probable that Silver King would not locate any significant mineralization and consequently incur losses. Such an incorrect assessment of any future exploration and development plans of mining project could have a material adverse effect on our business, financial condition and results of operations. In order to mitigate against incorrect assessments, Silver King has instructed the geological professionals it has retained to maintain and provide Silver King with backup paper copies of all data related to the Zacualpan Project.


           RECENTLY ISSUED ACCOUNTING STANDARDS

           Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The statement requires restatement of all prior period earnings per share (EPS) data presented. The new standard requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Silver King adopted SPAS 128 for the period ending December 31, 1997 as presented in the financial statements. Adoption of this standard did not result in a restatement of prior periods EPS data.

           Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), is effective for financial statements with fiscal years beginning after December 15, 1997. Since Silver King has no items of other comprehensive income, no separate statement of comprehensive income has been presented. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements.

           Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"), is effective for financial statements with fiscal years beginning after December 15, 1998 with initial adoption reported as a cumulative effect of a change of accounting principle. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Silver King adopted SOP 98-5 effective January 1, 1999. Silver King does not expect adoption of SOP 98-5 to result in any cumulative effect of a change in accounting principle.

ITEM 3. DESCRIPTION OF PROPERTY

Through ICRM, Silver King has the rights to acquire the first five mining concessions listed below. In addition, ICRM expects to purchase and have assigned to it a sixth mining concession known as Quinto Real by the end of 1999. All of the mining concessions listed below are located in southern Mexico and collectively cover more than 11,430 acres:

         Property                  Type of Concession                       Location                Acres
        ---------                  ------------------                       --------                -----
1.    El Quinto II               Mining exploitation               Municipality of Zacualpan,         22
      (El Quinto Dos)            concession                        State of Mexico

2.    Los Compadres              Mining exploitation               Municipality of Tetipac, State     74
                                 concession                        of Guerrero
3.    El Cometa Navideno         Mining exploitation concession    Municipality of Tetipac, State     57
                                                                   of Guerrero

4.    La Cadena                  Mining exploitation concession    Municipality of Zacualpan,        276
                                                                   State of Mexico

5.    El Volado                  Mining exploration concession     Municipality of Zacualpan,          9
                                                                   State of Mexico

6.    Quinto Real                Application for a mining          Municipality of Zacualpan,     10,992
                                 exploration concession            State of Mexico


In December 1998, Polo Y Ron Minerales, S.A. de C.V. ("Polo Y Ron") assigned to ICRM all of its rights to acquire five of the six concessions (other than Quinto
Real) under three separate option contracts. The Quinto Real claim is currently held by Polo Y Ron but is in the process of being assigned to ICRM for a price of $15,000. The final payment under the option agreement for the Los Compadres lot is February 28, 2000. The final payment under the other two option agreements is March 31, 2000. The following table sets forth the payment status for each of the concessions:

                                                                                        Consideration
Concession                  Seller                       Total Consideration            Paid to Date
----------                  ------                       -------------------            -------------
El Quinto II                Felix Gomez Garcia             U.S.  $85,000.00            U.S. $61,500.00
El Cometa Navideno

Los Compadres               Felix Gomez Garcia             U.S.  $25,000.00            U.S. $17,000.00

La Cadena, El Volado        Hector Esquivel Esparza        U.S. $101,600.00            U.S. $78,000.00

Under the purchase contracts, ICRM will own 100% of the interest in each concession when it has paid the total purchase price for the concessions, which management expects to occur by March 2000.

LOCATION AND ACCESS


The Zacualpan Project is located in the states of Mexico and Guerrero in Mexico near the town of Zacualpan. Geographical coordinates are 18(Degree)44' North latitude and 90(Degree)50' West longitude. Portions of the Quinto Real concession lie north of Zacualpan, while other concessions lie south of Zacualpan in the vicinity of Coloxtitlan. Access can be gained from Mexico City by three different highway routes: (a) travel west to the town of Metepec, south to the town of Tenango de Arista Ixtapan de la Sal, and then southwest to Zacualpan (total distance is 164 km); (b) travel west to the town of Toluca, southwest to Nevado de Toluca, southeast to Paredones, south to Texcaltitlan, east to Almoloya de Alquisiras, and then south to Zacualpan (total distance is 189 km); or (c) travel south to the town of Cuernavaca, southwest to Puente de Ixtla, southwest to Cacahuamilpa, southwest to Ixtapan de la Sal, then south to Zacualpan (total distance is 209 km). On all three routes, travel time is about three hours on all paved roads as far as Zacualpan.


Access between the concession areas is provided by good secondary gravel roads and within property blocks by well-traveled local access roads to residences, maintained for two wheel drive vehicles. Minor difficulties are encountered due to the rainy season in summer and fall but in general roads are in good shape year-round.

Electrical power (110 V) is available throughout the region and is provided to even small remote landholders. Water is abundant in the rainy season but is somewhat scarce in the dry season with local municipal supplies coming from reservoirs. Rural residents use a combination of streams, seeps, wells, reservoirs and water haulage for water supply. Railway access is at Toluca, located approximately 135 kilometers to the north, or at Cuernavaca, approximately 153 kilometers to the northeast.

The elevation is between 1500-2000 meters with a mild pleasant climate throughout the year. The terrain is occupied entirely by towns and small land holdings generally used for subsistence farming.

HISTORY OF THE MINING DISTRICT AND THE PROPERTY

The majority of the history of the Zacualpan mining district is derived from Monografia Geologica-Minera Del Estado De Mexico (1996, released in November
1998), authored by Ing. Amador Nunez Miranda and others from the Office of Economic Development of Mexico. According to Monografia Geologica-Minera Del Estado De Mexico, there have been reports of bonanzas in the various mines in the Zacualpan mining district throughout history. Some indication of the economic importance of the district can be derived from the production records from one of the ten or eleven mineralized zones. The mines of Guadalupe, Pachuqueno and Regenerador, which are approximately three kilometers from the Zacualpan Project, collectively produced one million tons of ore between 1967 and 1982, from which 9 million ounces of silver were recovered. It is estimated that a similar amount of silver from a lesser tonnage of ore was produced in the district prior to this time. Cia. Minera Campana de Plata, S.A. de C.V., a subsidiary of Grupo Industrial Penoles ("Penoles"), published reserves in 1987 of over one million tons with grades of 289 grams/tonne of silver, 0.57% lead, and 1.23% zinc. Minera Porvenir de Zacualpan, S.A. de C.V. ("MINPOZA") is actively mining the Unificacion Guadalupe mines under lease from Penoles.

The majority of the land in the region is covered by mineral holdings with current low levels of exploration activity being conducted by MINPOZA, Minas San Luis, S.A. de C.V., a subsidiary of Industria Luismin ("Luismin"), and others. Competition is intense for the lotteries of abandoned or relinquished claims when they are posted for restaking by the Mexican Department of Mines with as many as thirty simultaneous entrants being placed in the lottery for awarding of these claims.

MINERALIZATION

Regional mineralization is reported from both veins of interpreted hydrothermal origin and "mantos" of volcanogenic massive sulfides. Mineralization in Zacualpan is predominantly of vein type but sulfide showings of probable volcanogenic origin occur south of the southern portion of the Quinto Real claim.

Mineralization in the Mamatla region to the south has been described as being associated with alteration in host rocks referred to as skarn, and as that of a massive sulfide. The most recent summary in Monografia Geologica-Minera del Estado de Mexico describes it as of volcanogenic massive sulfide affinity.

MINING CONCESSIONS AT THE ZACUALPAN PROJECT

The concessions consist of three groupings of claims as follows, each of which are discussed in sequence below:

1. EL QUINTO II, EL VOLADO, LA CADENA in the central area of the Zacualpan mining district;

2. EL COMETA NAVIDENO, LOS COMPADRES to the south; and

3. QUINTO REAL, a new claim staked in the north.

           1. EL QUINTO II, EL VOLADO, LA CADENA

           This grouping of claims comprising 124.6 hectares contains several vein structures many of which have had significant production in the past. Only the El Quinto II area of workings is accessible today. The entire group of claims is underlain by andesitic volcanics of varied textures from lava flows to pillowed basalts. The units are all metamorphosed to green schists. Units in general have schistosity parallel and subparallel to bedding units which in general have low dip angles.

           Numerous quartz veinlet swarms trending both northwest and east-west appear to be scattered throughout the claim block. Mineralized vein structures that have been the subject of mining trend in general N 20-40 W and are subvertical in attitude.

           EL QUINTO II - EL VOLADO. This vein system is accessible today on two levels, one at creek level in Arroyo San Juan; the other at approximately 50 meters higher elevation and extending into El Volado claim. Lower workings of minor extent are flooded. Several hundred meters of development are interconnected from level to level with ventilation and access raises to the surface in several places through old stopes. The vein system is comprised of two parallel structures varying in width from 1-2 meters, expanding to several meters in some stoped areas. Cross veins and intersecting features are present. The mine was once equipped with electricity and rail, some of which remains. In the second quarter of 1999, 164 tons of ore-bearing material was shipped for processing and testing at the MINPOZA mill in Zacualpan. This shipment averaged 2.41% lead, 2.77% zinc, 199 gm/tonne silver and 0.10 gm/tonne gold.

           Production from this vein system was reported to be substantial during the Second World War for the production of zinc. A mill was established near the lower portal in the site of an old abandoned hacienda foundation. A second mill in a lower Calvario hacienda area apparently recovered silver from tailings from the upper mill. A volume estimate from examination of old mine workings would indicate at least a few hundred thousand tons of production. Mineralization occurs within a shear structure trending from N 60 degrees W but having some cross structural and en echelon zones and flexes within the vein system. The structure is subvertical with dips in general 50-85 degrees east.

           Minor oxidation occurs within the sulfide zones but generally sulfides appear fresh where visible in underground workings. Sphalerite, galena and pyrite are the dominant minerals but proustite-pyrargyrite are reported. Gangue minerals are predominantly quartz and calcite. The vein does not have many clean exposures underground as mining activities extracted to the limit of mineralization in stopes. Pillars provide sample points and current mining by hand consists of robbing pillars for a milling sample.

           LA CADENA

           Several inaccessible workings or vein systems occur in the eastern portion of La Cadena. Most trend parallel to El Quinto II and El Volado. La Cadena consists of two major portal sites, one of which dates from 1929. Production units at the sites may date back to Spanish times (approximately 1300-1500) but production results for the claims are unknown.

           A small production mill was at one time located near the Las Golondrinas workings at the La Cadena claim.

           STATUS OF EXPLORATION OF EL QUINTO II, EL VOLADO AND LA CADENA


           Silver King's subsidiary, ICRM, has undertaken an induced polarization survey for each of the five properties other than Quinto Real. An induced polarization survey can indirectly indicate the presence of silver mineralization by locating anomalous conditions demonstrative of the presence of pyrite. The induced polarization survey totaling 47 line-kilometers detected many anomalous areas and 27 anomalous zones demonstrative of the presence of pyrite that traverse these properties. Based on the survey results, these properties may have widespread sulfide mineralization. To test the results of the induced polarization survey, ICRM is undertaking a drilling program. Initial drilling has intersected sulfides in fourteen of fifteen holes completed to date with moderate silver values. Higher-grade mineralization is separated by zones of lower grade rock within mineralized structures up to 25 meters in width. Values within the higher grade portions of El Quinto II provide an illustration as shown below. Additional drilling is needed to define possible oreshoots within the steep structures for underground mining.

           Illustrative Holes are as follows:

           -------------------------------------------------------------------------------------------------
           Hole         Interval/Distance        % Lead      % Zinc      gm/tonne Silver    gm/tonne Gold
                        (Meters)
           -------------------------------------------------------------------------------------------------
           Hole Z-4     248.30-298.63 (.33m)     7.10        9.09        368.9              0.41
           -------------------------------------------------------------------------------------------------
           Hole Z-2     31.1-34.4 (2.7m)         0.49        1.35        147.8              0.07
                        48.49-50.60 (2.11m)      0.11        0.48         56.9              0.003
                        54.95-56.08 (1.13m)      1.06        3.63        199.65             0.105
           -------------------------------------------------------------------------------------------------




           All but one of the other thirteen holes contained significant amounts of silver and gold mineralization of lesser magnitude than the two holes illustrated above. One hole did not contain base or precious metal values.

           Additional drilling has been recommended for the Golondrinas portion of the Cadena structure. Sampling by the Mexican Bureau of Mines (Cosejo De Recursos Minerales) in 1985 showed the presence of a near vertical mineralized zone calculated to contain 6,000 tonnes of material assaying 704 grams/tonne of silver in a zone between 1 and
           1.5 meters wide. Drilling is proposed for the depth projection of this zone for possible reserves suitable for underground mining.


           2. LOS COMPADRES AND EL COMETA NAVIDENO

           This grouping of claims comprising 53 hectares covers two parallel N30 W trending vertical vein systems El Cometa Navideno and the adjoining Santiago vein system together with occurrences along the approximate extensions of these veins onto the Los Compadres claim.

           The majority of the workings extending over a few hundred meters southerly from the portal are inaccessible with remnants of ventilation raises and open stopes located on the hillside 50-100 meters and 100-200 meters, south of the adit in the creek bottom. The adit is accessible for a little over 100 meters, then is obstructed by a cave in.

           Stopes in the parallel Santiago vein 20 meters to the east were apparently connected by galleries to those of the El Cometa Navideno vein and extended to some depth below creek level in addition to going to surface. Where exposed in the adit the nearly vertical El Cometa vein is 0.5 meters but is reported to be wider than 1 meter. The veins are hosted by andesite schists at the creek level and by phyllites at higher elevations.

           Several other prospect adits and pits lie to the north of the claim group but are not recorded and possible production is unknown.

           The Los Compadres portion of this unit has number of quartz vein prospects in andesite and phyllites. Little work has been done in these areas.

STATUS OF EXPLORATION OF LOS COMPADRES AND EL COMETA NAVIDENO

As with the first group of claims, expected targets in this area could be sulfide masses within vein systems that would be 50,000 to 150,000 tons, possibly larger. Dimensions would be 1-2 meters in width, 100-300 meters in length and 100-300 meters in vertical dimension. To evaluate the potential for targets of this nature, an induced polarization survey was conducted. Drilling is in progress to test induced polarization anomalies for potential mineralized zones.

           3. QUINTO REAL

           This large claim block is underlain predominantly by andesitic schists and phyllites mapped as Triassic-Jurassic in age. In general, they are moderately dipping, with schistosity parallel to initial bedding as defined by lithologic variations, particularly within lahar-type andesitic fragmentals. Limy bands occur within phyllites in the central portion of this claim block. Swarms of quartz veinlets 1-10 centimeters in width occur throughout the region frequently parallel or subparallel to foliation in many areas.

           In the valley bottoms in the central portion of the claim block recent tertiary sediments with limestone and volcanic fragments and calcareous matrix fill the lower valleys and cover much of the underlying volcanic schist and phyllites. A granodiorite of Cretaceous age occurs near the north boundary of the claim. Its relationship with the Triassic-Jurassic volcanics can not be seen and no visible alteration zone is observed in nearby volcanics.

           Capping ridges in the northwestern portion of the claim is a thick massive to flow banded pink rhyolite of Tertiary age underlain by a thick rhyolite fragmental with unsorted matrix (mudflows or lahars). These younger rocks lie as a caprock over the underlying schists and phyllites with the actual contact obscured by landslides and fill cover.

           Just off the south boundary of the claim in the bedrock of a creek, a small showing of sulfide mineralization, including pyrite and quartz, occurs in andesite schists. These sulfides and quartz are interpreted to have a possible volcanogenic aspect as they follow vague outlines of pillows in pillow lavas and are not constrained by vein structures.


           STATUS OF EXPLORATION OF QUINTO REAL

A preliminary geochemical survey of stream sediments conducted in this area returned anomalous value for gold in several areas of the claim group. Initial follow up rock sampling did not determine the source for the gold anomalies. Additional work is needed to define possible gold mineralization in these areas.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


The following table sets forth certain information regarding the beneficial ownership of Silver King's common stock as of October 22, 1999, by (i) each person who, to the knowledge of Silver King, beneficially owned more than 5% of the common stock; (ii) each director and executive officer of Silver King; and
(iii) all executive officers and directors of Silver King as a group:


                                                       Amount of
Name and Address of                                    Beneficial          % of
Beneficial Owners                                     Ownership (1)        Class
-------------------                                   -------------        -----

Alan Stier(2)                                              0                0.0%
4372 44B Avenue
Delta, British Columbia
Canada V4K 1H1

Dr. Stewart Jackson(3)                                     0                0.0%
6025 S. Eaton Lane
Littleton, CO 80123

Boyett Investments Limited                              1,500,000           8.2%
Tropic Isle Building
Road Town
Tortolla, British Virgin Islands

Capital Growth Trust                                    1,500,000           8.2%
2028 Ryans Run Road
Lansdale, PA  19446

Clifton Capital Ltd.                                    2,000,000(4)       10.5%
Tropic Isle Building
Road Town
Tortolla, British Virgin Islands

                                                       Amount of
Name and Address of                                    Beneficial          % of
Beneficial Owners                                     Ownership (1)        Class
-------------------                                   -------------        -----

Cranbourne Investments Ltd.                             1,000,000           5.5%
Whitehill House
Newby Road Industrial
Hazel Grove, Stockport
Cheshire M5H IK5

FAC Enterprises, Inc.                                   3,300,000(5)       17.5%
4960 South Virginia Street
Suite 300
Reno, NV 89502

Gatkin Limited                                          1,500,000           8.2%
Whitehill House
Newby Road Industrial
Hazel Grove, Stockport
Cheshire M5H IK5

GWR Trust                                               1,500,000           8.2%
1912 Caldwell
Conway, AR 72032

Stephen P. Harrington                                   1,000,000(6)        5.5%
648 Post Road
Wakefield, RI 02879

KAB Investments, Inc.                                   1,500,000           8.2%
24224 Kanis Road
Little Rock, AR 72223

Mark A. Kuperman(7)                                        75,000            *
7695 SW 104 Street, Suite 210
Miami, FL 33156

Matrix Capital Management Ltd.                          1,000,000           5.5%
15302 25th Dr. S.E.
Mill Creek, WA 98012

SPH Investments Inc.                                    1,000,000(8)        5.5%
648 Post Road
Wakefield, RI 02879

West Tropical Investments Corp.                           930,000           5.1%
3100 North 29th Court
Hollywood, FL 33020

All Directors, and Executive                            1,075,000           5.9%
Officers as a Group (4 persons)

-------------------
*Represents less than 1% of the outstanding shares of common stock.

          (1) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the rules and regulations promulgated under the Exchange Act, and accordingly, may include securities owned by and for among others the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which such person has the right to acquire within 60 days after the date of this filing pursuant to the exercise of options, or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 18,075,000 shares of common stock outstanding as of October 22, 1999.

          (2) The President of Silver King.

          (3) Vice President - Mining Operations of Silver King.

          (4) Includes warrants to purchase 1,000,000 shares of common stock issued in a private placement transaction.

          (5) Includes warrants to purchase 800,000 shares of common stock issued in a private placement transaction.

          (6) Includes 1,000,000 shares owned by SPH Investments Inc. Mr. Harrington is the President of SPH Investments Inc. and the former President of Silver King.

          (7) The former president and director of Silver King.

          (8) Ownership of these shares is attributed to Stephen P. Harrington, the President of SPH Investments Inc. and the former President of Silver King.

          ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth certain information regarding each of the directors and executive officers of the Company.

                Name                  Age                   Office
                ----                  ---                   ------

            Alan Stier                 43           President, Treasurer and
                                                    Director

            Stewart Jackson            58           Vice President - Mining
                                                    Operations and Secretary

              The following is a brief summary of the business experience of each of the above-named individuals:

     ALAN STIER became the President and Treasurer and a Director of Silver King in June 1999. From 1995 through the present, Mr. Stier has been the President and Chief Executive Officer of International Capri Resources Ltd. ("ICR"), a British Columbian company engaged primarily in the mining and exploration business whose shares are traded on the Vancouver Stock Exchange. Mr. Stier has been a member of the board of directors of ICR since 1993. ICR has focused its mining and exploration activities in Baffin Island in Canada's Northwest Territory and in northwestern Ontario. ICR is a 20% owner of ICRM, Silver King's Mexican operating subsidiary. From March 1996 to August 1998, Mr. Stier was the President, Chief Executive Officer and a Director of Landore Resources, Inc., a public company engaged in the gold mining business in northwestern Ontario. Mr. Stier is a certified Power Engineer in British Columbia and Alberta, Canada.

     DR. STEWART JACKSON became Vice President - Mining Operations and Secretary of Silver King in June 1999. Dr. Jackson has over 39 years of experience in the mining industry. From 1987 through the present, Dr. Jackson has been an independent consultant, officer, director and principal of several U.S. and Canadian public mining companies involved in the exploration and development of diamonds, base metals, precious minerals, industrial minerals and oil and gas, including Continental Precious Minerals Ltd., Monument Resources, Inc., Little Squaw Gold Mining Corporation and Nu-Dawn Resources Ltd. From 1981 through 1987, Dr. Jackson was the founder and President of Crown Resource Corp. (now known as Crown Resources Corporation), a public company developing gold and silver targets in northeastern Washington. Dr. Jackson has also published several articles on geological topics. He received his doctorate degree in Stratigraphy and Economic Geology in 1969 from the University of Alberta.

BOARD OF DIRECTORS

All directors hold office until the next annual meeting of the stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.


The Board of Directors presently consists of one (1) member.


ITEM 6. EXECUTIVE COMPENSATION

The following table provides certain summary information concerning compensation paid to or accrued by the Company's Chief Executive Officer, Chairman of the Board and all other executive officers who earned more than $100,000 (salary and bonus) (the "Named Executive Officers") for all services rendered in all capacities to the Company during the fiscal years ended December 31, 1998, 1997 and 1996:

                           SUMMARY COMPENSATION TABLE

                             LONG-TERM COMPENSATION
                           ANNUAL COMPENSATION AWARDS

                                                                                                 Restricted
Name and Principal                 Fiscal                                 Other Annual         Stock Options/
Position                            Year       Salary          Bonus      Compensation             Awards          Sars(#)
------------------                 ------      ------          -----      -------------         ------------       -------
Alan Stier                          1998        N/A             N/A            N/A                  N/A              N/A
President and Chairman of           1997        N/A             N/A            N/A                  N/A              N/A
the Board                           1996        N/A             N/A            N/A                  N/A              N/A

Stephen P. Harrington               1998         --             --             --                   --               --
Former President                    1997        N/A             N/A            N/A                  N/A              N/A
                                    1996        N/A             N/A            N/A                  N/A              N/A

Mark A. Kuperman                    1998         --             --             --                   --               --
Former President                    1997         --             --             --                   --               --
                                    1996         --             --             --                   --               --


DIRECTORS COMPENSATION

Directors who are officers of Silver King receive no additional compensation for serving on the board of directors, other than reimbursement of reasonable expenses incurred in attending meetings.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SALE OF SHARES TO AN ENTITY AFFILIATED WITH A FORMER OFFICER AND DIRECTOR

On January 27, 1999, Silver King sold 1,000,000 shares of its common stock to SPH Investments, Inc., for a total purchase price of $1,000. Stephen Harrington, the former President of Silver King, is also the President of SPH Investments, Inc. These shares were sold in a private placement transaction exemption registration under Section 4(2) and Regulation D of the Securities Act.


In September 1999, Silver King borrowed $120,000 from FAC Enterprises, Inc., a principal stockholder, on a short-term basis.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK


Silver King is authorized to issue 50,000,000 shares of common stock, $.0001 par value per share (post-Merger), of which 18,075,000 are issued and outstanding as of October 22, 1999.


Holders of common stock have equal rights to receive dividends when, as and if declared by the board of directors, out of funds legally available therefor. Holders of common stock have one vote for each share held of record and do not have cumulative voting rights.

Holders of common stock are entitled upon the liquidation of Silver King to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no preemptive or similar rights. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

Within the limits and restrictions provided in Silver King's certificate of incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 15,000,000 shares of preferred stock, $.0001 par value per share (post-Merger), in one or more series, and to fix, as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, conversion rights, voting rights, and any other preference or special rights and qualifications. There are presently no shares of preferred stock outstanding.


Shares of preferred stock issued by the board of directors could be utilized, under certain circumstances, to make an attempt to gain control of Silver King more difficult or time consuming. Shares of preferred stock could be issued with certain rights that might have the effect of diluting the percentage of common stock owned by a significant stockholder or issued to purchasers who might side with management in opposing a takeover bid that the board of directors determines is not in the best interest of the company and its stockholders. The existence of preferred stock may, therefore be viewed as having possible anti-takeover effects. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices. The board of directors has not authorized the issuance of any series of preferred stock.


DIVIDEND POLICY

Silver King has not paid any cash dividends to date, and has no intention to pay any cash dividends on its common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of the board of directors and to certain limitations imposed by the General Corporation Law of the State of Delaware. The timing, amount and form of dividends, if any, will depend, among other things, on the company's results of operations, financial condition, cash requirements and other factors deemed relevant by board of directors.

DELAWARE ANTI-TAKEOVER LAW

Silver King is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "GCL"), an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

The provisions regarding certain business combinations under the GCL could have the effect of delaying, deferring or preventing a change in control of Silver King or the removal of existing management. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices.

TRANSFER AGENT

The transfer agent for the Company's securities is Interest Transfer Company, 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, (801) 272-9294.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

Silver King's common stock is listed for quotation on the National Quotation Bureau's Pink Sheets under the symbol "SVKG"(1); however, the market for such shares is extremely limited. No assurance can be given that a significant trading market for Silver King's common stock will develop or, if developed, will be sustained. Silver King's common stock traded on the OTC Electronic Bulletin Board from May 20, 1998 to August 3, 1999, when the shares became ineligible for trading under the OTC Bulletin Board Eligibility Rule.

The following table sets forth the range of the high and low closing bid prices of Silver King's common stock during each of the calendar quarters identified below. These bid prices were obtained from the National Quotation Bureau, Inc. and do not necessarily reflect actual transactions, retail markups, mark downs or commissions. The transactions include inter-dealer transactions. Based on the very limited public float and trading in Silver King's common stock, management of the company believes that such data is anecdotal and may bear no relation to the true value of Silver King's common stock or the range of prices that would prevail in a fluid market.


               1997                         High                    Low
               ----                         ----                    ---
           1st Quarter                       *                       *
           2nd Quarter                       *                       *
           3rd Quarter                       *                       *
           4th Quarter                       *                       *

               1998                         High                    Low
               ----                         ----                    ---
           1st Quarter                       *                       *
           2nd Quarter                       *                       *
           3rd Quarter                       *                       *
           4th Quarter                       *                       *


               1999                         High                    Low
               ----                         ----                    ---
           1st Quarter                     $2.75                  $0.1875
           2nd Quarter                     $6.00                  $0.3125
           3rd Quarter                     $5.00                  $2.00
           4th Quarter                     $4.00                  $2.00
           (to October 22, 1999)


* No bids reported
(1) From April 8, 1999 to the present, Silver King has traded under symbol "SVKG". From April 2, 1999 through April 7, 1999, Silver King traded under the symbol "SKRI" on the OTC Bulletin Board. From May 20, 1998 through April 1, 1999, Silver King traded under the symbol "ANNE" on the OTC Bulletin Board.


The last sales price of Silver King's common stock as of October 22, 1999 was $4.00 per share.

SHARES ISSUABLE UPON EXERCISE OF WARRANTS

Silver King has issued five year warrants to purchase an aggregate of 2,00,000 shares of its common stock at an exercise price of $4.00 per share. All of these warrants have vested.

SHARES ELIGIBLE FOR PUBLIC RESALE


As of October 22, 1999, 100,000 shares of common stock of Silver King are eligible for public resale pursuant to Rule 144 promulgated under the Securities Act.


HOLDERS


As of October 22, 1999, the number of stockholders of record of Silver King's common stock was approximately 77, although management believes that there are additional beneficial owners of the common stock who own their shares in "street name."


DIVIDENDS

Silver King has not paid any cash dividends to date, and has no intention to pay any cash dividends on its common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of the board of directors and to certain limitations imposed by the General Corporation Law of the State of Delaware. In addition, Silver King may raise capital and financing through traditional debt financing and the placement of debt and equity securities. It is possible that, as a condition to securing such financing, Silver King may be required to agree not to declare dividends for a certain amount of time. The timing, amount and form of dividends, if any, will also depend, among other things, on Silver King's results of operations, financial condition, cash requirements and other factors deemed relevant by the board of directors.

ITEM 2. LEGAL PROCEEDINGS

Neither Silver King nor any of its property is a party to any pending or threatened legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

1. On January 27, 1999, Silver King issued and sold an aggregate of 14,500,000 shares of common stock to raise gross proceeds of $14,500. This offering was undertaken by Silver King prior to the execution and closing of the definitive joint venture agreement with ICRM. At that time Silver King was an inactive company with no assets or liabilities. Investors in such offering were, therefore, subject to a number of risks and uncertainties, including the material contingencies associated with the execution of the joint venture agreement. These shares were issued directly by Silver King without payment of any commissions to the following accredited investors in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder:

        Name                                                    Number of Shares
        ----                                                    ----------------
        Appel, Gerald R.                                                25,000
        Bartlett, Bruce Edwin                                           20,000
        Bartlett, David and Louann                                      20,000
        Bartlett, Ruth                                                  50,000
        Big Brothers, Big Sisters of
             Northwest Arkansas                                         10,000
        Borenstein, Howard and Shari                                   100,000
        Boyett Investments Limited                                   1,500,000
        Brennon, Bobby                                                  50,000
        Campbell, Bruce or Paige                                        25,000
        Capital Growth Trust                                         1,500,000
        Cranbourne Investments Ltd.                                  1,000,000
        Diversified Investment Fund, L.P.                              155,000
        FAC Enterprises, Inc.                                        1,500,000
        Flick, Inc.                                                     10,000
        Founders Equity Group, Inc.                                    100,000
        Gatkin Limited                                               1,500,000
        Good, Henry H. III                                              75,000
        Good, Henry H., M.D.                                            25,000
        GWR Trust                                                    1,500,000
        Ibsen, Michael D.                                              100,000
        Ivester, Carolyn                                                10,000
        KAB Investments, Inc.                                        1,500,000
        Keith, Kevin and Tracie                                         25,000
        Knight, George                                                 100,000
        Matrix Capital Management Ltd.                                 500,000
        McCracken Brothers                                              50,000
        Moorehead Charitable Trust,
             George and Nancy                                           75,000
        Moorehead Charitable Trust,
             Donald and Shelley                                         75,000
        Petillo, Delores                                                 5,000
        Quattrochi, Joseph                                              25,000
        Romano, Mario                                                  100,000
        Rosner Money Purchase Plan,
             Steven B.                                                 150,000
        Sands, Sidney and Edythe                                        50,000
        Schuyhart, Bill W.                                             100,000
        SPH Investments Inc.                                         1,000,000
        Stoltz, J. Michael                                             100,000
        The D.A.R. Group                                               125,000
        Vogel Enterprises Inc. Pension
             Trust                                                      30,000
        Vogel, Robert A.                                                30,000
        Vogel, Samuel M.                                                30,000
        West Tropical Investments Corp.                                930,000
        Weston Investors, Inc.                                          25,000
        Wilson, Fred IRA Rollover                                      200,000
                                                                       -------
        Total:                                                      14,500,000

     2. On January 27, 1999, Silver King issued and sold an aggregate of 2,000,000 units, each unit consisting of one share of common stock and five year warrants to purchase four shares of common stock at an exercise price of $4.00 per share to raise gross proceeds of $16,000. This offering was undertaken by Silver King prior to the execution and closing of the definitive joint venture agreement with ICRM. At that time Silver King was an inactive company with no assets or liabilities. Investors in such offering were, therefore, subject to a number of risks and uncertainties, including the material contingencies associated with the execution of the joint venture agreement. These units were issued directly by Silver King without payment of any commissions to the following accredited investors in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder:



                                   Number of         Number of         Number of
       Name                          Units            Shares            Warrants
       ----                       ----------         ---------         ---------

Clifton Capital Ltd.               1,000,000         1,000,000         1,000,000
FAC Enterprises, Inc.              1,000,000         1,000,000         1,000,000

Total:                             2,000,000         2,000,000         2,000,000

     3. On April 14, 1999, Silver King issued and sold an aggregate of 525,000 shares of common stock to raise gross proceeds of $525,000. This offering was undertaken by Silver King prior to vesting in a 60% equity interest in ICRM. At that time there were no assurances that Silver King would become a shareholder of ICRM. Investors in such offering were, therefore, subject to a number of risks and uncertainties, including the material contingencies associated with vesting in majority ownership of ICRM. These shares were issued directly by Silver King without payment of any commissions to the following accredited investors in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder:

     Name                                                    Number of Shares
     ----                                                    ----------------
     Clanstar International Ltd.                                  200,000
     Garvey, Martin                                                 5,000
     Hauser, Eric                                                   5,000
     Hill Samuel Pacific Trust
          Company (BVI) Ltd. as
          Trustees of the Renascence Trust                        100,000
     IFIGA Company                                                 25,000
     Lauer, Michael                                                40,000
     The Orbiter Fund, Ltd.                                       150,000
                                                                  -------
     Total:                                                       525,000


     4. On April 15, 1999, Silver King issued 50,000 shares of common stock to Founders Equity Group, Inc., as consideration for a $100,000 loan made to Silver King, which was repaid in full on May 25, 1999. These shares were issued directly by Silver King without payment of any commissions to Founders Equity in a private placement transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Silver King's certificate of incorporation and bylaws reflect the adoption of the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended (the "GCL"), which eliminate or limit the personal liability of a director to Silver King or its stockholders for monetary damages for breach of fiduciary duty under certain circumstances. Silver King's certificate of incorporation and bylaws also provide that the company shall indemnify any person, who was or is a party to a proceeding by reason of the fact that he is or was a director or officer of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to the best interests of the company, in accordance with, and to the full extent permitted by, the GCL. In addition, the certificate of incorporation and bylaws authorize Silver King to maintain insurance to cover such liabilities.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of Silver King pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Silver King of expenses incurred or paid by a director, officer or controlling person of the company in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issuer.

                                    PART F/S

           The following financial statements are filed with this Form 10-SB:

           Independent Auditors' Report of Barry Friedman P.C.

           Independent Auditors' Report of Cogen Sklar LLP


           Consolidated Balance Sheets as of December 31, 1998 and 1997 (Audited) and as of September 30, 1999

           (Unaudited)


           Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 1998 and 1997 and for the period from August 23, 1988 (inception) through December 31, 1998 (Audited), and for the nine months ended September 30, 1999 and for the period from August 23, 1988 (inception) through September 30, 1999 (Unaudited)

           Consolidated Statement of Stockholders' Equity (Deficit) for the years ended December 31, 1998 and 1997 and for the period from August 23, 1988 (inception) through December 31, 1998 (Audited), and for the nine months ended September 30, 1999 and for the period from August 23, 1988 (inception) through September 30, 1999 (Unaudited)

           Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1997 and for the period from August 23, 1988 (inception) through December 31, 1998 (Audited), and for the nine months ended September 30, 1999 and for the period from August 23, 1988 (inception) through September 30, 1999 (Unaudited)

           Notes to Consolidated Financial Statements


                                    PART III

ITEM 1. INDEX TO EXHIBITS

See the index at "Item 2. DESCRIPTION OF EXHIBITS."

ITEM 2. DESCRIPTION OF EXHIBITS

The following exhibits are filed with this Registration Statement:

 Exhibit No.                Description
 -----------                -----------
   2.1         Certificate of Incorporation, as amended(1)

   2.2         Certificate of Merger(1)

   2.3         By-Laws(1)

   6.1 Joint Venture Agreement dated March 19, 1999, among Silver King Resources, Inc. (f/k/a Arngre, Inc.), International Capri Resources Ltd., International Capri Resources S.A. de C.V., Zacualpan Minerals, LLC and Alan Stier(1)

   6.2 Right of First Refusal Agreement dated March 19, 1999, between Silver King Resources, Inc. (f/k/a Arngre, Inc.) and Mark S. Isaacs(1)

   6.3 Contract of Assignment of Rights dated as of December 11, 1998 between Polo Y Ron Minerales, S.A. de C.V. and International Capri Resources, S.A. de C.V.(1)

   6.4 Contracts of Mining Exploration and of Promise of Assignment of Rights dated as of November 19, 1998 between Felix Gomez Garcia and Polo Y Ron Minerales, S.A. de C.V. (Los Compadres lot)(1)

   6.5 Contracts of Mining Exploration and of Promise of Assignment of Rights dated as of November 19, 1998 between Felix Gomez Garcia and Polo Y Ron Minerales, S.A. de C.V (El Quinto and El Cometa Navideno lots)(1)

   6.6 Contracts of Mining Exploration and of Promise of Assignment of Rights dated as of November 30, 1998 between Hector Esquivel Esparza and Polo Y Ron Minerales, S.A. de C.V. (La Cadena and El Volado lots)(1)

   6.7 Form of Securities Purchase Agreement dated January 27, 1999 to purchase shares of common stock at $.001 per share(1)

   6.8 Form of Securities Purchase Agreement dated January 27, 1999 to purchase units at $.008 per unit(1)

   6.9 Form of Warrant to Purchase Shares of Common Stock of Silver King Resources, Inc. Granted to unit subscribers(1)

   6.10 Form of Securities Purchase Agreement dated April 14, 1999 to purchase shares of common stock at $1.00 per share(1)

   6.11 Amendment to Contracts of Assignment of Rights dated as of November 19, 1998 between Felix Gomex Garcia and
               Polo Y Ron Minerales, S.A. de C.V. (Los Compadres lot)(2)

   6.12        Amendment to Contracts of Mining Exploration and of
               Promise of Assignment of Rights dated as of November 19, 1998 between Felix Gomez Garcia and Polo Y Ron Minerales, S.A. de C.V. (El Quinto and El Cometa Navideno lots)(2)

   6.13        Amendment to Contracts of Mining Exploration and of
               Promise of Assignment of Rights dated as of November
               30, 1998 between Hector Esquivel Esparza and Polo Y
               Ron Minerales, S.A. de C.V. (La Cadena and El Volado lots)(2)

   8.1 Agreement and Plan of Merger ("Merger Agreement"), dated as of June 23, 1999, between Silver King Resources (Delaware), Inc. and Silver King Resources, Inc.(1)

--------------------

(1) Previously filed as an exhibit to Registrant's Registration Statement on Form 10-SB, filed on July 8, 1999.
(2) Previously filed as an exhibit to Amendment No. 1 to Registrant's Registration Statement on Form 10-SB, filed on September 23, 1999.

                                    SIGNATURE


In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this amendment no. 2 to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        SILVER KING RESOURCES, INC.


Date:  October 26, 1999                 By: /s/ Alan Stier
                                            ------------------------------------
                                            Alan Stier, President

                          INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report of Barry Friedman P.C.                       F-2
Independent Auditors' Report of Cogen Sklar LLP                           F-3
Consolidated Balance Sheets                                               F-4
Consolidated Statements of Operations and Comprehensive Loss              F-5
Consolidated Statement of Stockholders' Equity (Deficit)                  F-6
Consolidated Statements of Cash Flows                                     F-7
Notes to Consolidated Financial Statements                                F-8

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Arngre, Inc.
Miami, Florida                                                      May 13, 1998

I have audited the Balance Sheet of Arngre, Inc. (A Development Stage Company), as of December 31, 1997, and the related statement of operations, stockholders' equity and cash flows for the year then ended and for the period from August 23, 1988 (inception), through December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arngre, Inc. (A Development Stage Company), as of December 31, 1997, and the results of its operations and cash flows for the year then ended and for the period from August 23, 1988 (inception), through December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #2 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Barry L. Friedman
-----------------------------------
Barry L. Friedman
Certified Public Accountant
Las Vegas, Nevada

                          INDEPENDENT AUDITORS' REPORT




To the Shareholders and Board of Directors
Silver King Resources, Inc.
Wakefield, Rhode Island

We have audited the accompanying balance sheets of Silver King Resources, Inc. (an exploration stage company) as of December 31, 1998, and the related statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for the year then ended, and for the period from August 23, 1988 (inception) through December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Silver King Resources, Inc. as of and for the year ended December 31, 1997 and for the period from August 23, 1988 (inception) through December 31, 1997 were audited by other auditors whose report dated May 13, 1998 contained an explanatory paragraph that raised substantial doubt about the company's ability to continue as a going concern since the company has no established source of revenue. The financial statements for the period from August 23, 1988 (inception) through December 31, 1997 reflect total expenses and net loss of $5,000 of the related totals. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such periods, is based on the report of such other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors the financial statements referred to above present fairly, in all material respects, the financial position of Silver King Resources, Inc. as of December 31, 1998, and the results of its operations and cash flows for the year then ended, and for the period from August 23, 1988 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                     /s/ COGEN SKLAR LLP
                                                     ------------------------
                                                     COGEN SKLAR LLP


May 21, 1999, except for Note 8,
as to which the date is June 24, 1999
Bala Cynwyd, Pennsylvania

                   SILVER KING RESOURCES, INC. AND SUBSIDIARY
                         (An Exploration Stage Company)
                           CONSOLIDATED BALANCE SHEETS

                                                                 December 31,
                                                            ----------------------
                                                             1997            1998      September 30, 1999
                                                            ------          ------     ------------------
                                                                                           (Unaudited)
              ASSETS

CURRENT ASSETS
     Cash                                                  $    --        $    --          $   3,264
     Loan receivable                                            --             --             40,000
     Tax receivable                                             --             --             50,726
                                                           ---------      ---------        ---------
                                                                --             --             93,990
EQUIPMENT, Net                                                  --             --              5,500

MINING CONCESSIONS                                              --             --            156,500
                                                           ---------      ---------        ---------

TOTAL ASSETS                                               $    --        $    --          $ 255,990
                                                           =========      =========        =========


              LIABILITIES

CURRENT LIABILITIES
     Cash overdraft                                        $    --        $  25,000        $    --
     Loan payable to related party                              --             --            120,000
     Accounts payable                                           --             --             83,754
                                                           ---------      ---------        ---------
                                                                --           25,000          203,754

MINORITY INTEREST                                               --             --             90,921
                                                           ---------      ---------        ---------

TOTAL LIABILITIES                                               --           25,000          294,675
                                                           ---------      ---------        ---------


              STOCKHOLDERS' EQUITY (DEFICIT)

COMMON STOCK - $0.001 par value, authorized 50,000,000
   shares; issued and outstanding 18,075,000 shares
   at September 30, 1999 and 1,000,000 at
   December 31, 1998 and 1997                                  1,000          1,000           18,075

ADDITIONAL PAID IN CAPITAL                                     4,000          5,834          580,259

WARRANTS OUTSTANDING                                            --             --             14,000

DEFICIT ACCUMULATED DURING THE EXPLORATION
   STAGE                                                      (5,000)       (31,834)        (659,439)

ACCUMULATED OTHER COMPREHENSIVE INCOME                          --             --              8,420
                                                           ---------      ---------        ---------


TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                            --          (25,000)         (38,685)
                                                           ---------      ---------        ---------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  (DEFICIT)      $    --        $    --          $ 255,990
                                                           =========      =========        =========


        The accompanying notes are an integral part of these consolidated financial statements.

                   SILVER KING RESOURCES, INC. AND SUBSIDIARY
                         (An Exploration Stage Company)
                    CONSOLIDATED STATEMENTS OF OPERATIONS AND
                               COMPREHENSIVE LOSS



                                           Year Ended              August 23, 1988                         August 23, 1988
                                           December 31,              (Inception)        Nine Months         (Inception)
                                ------------------------------         Through            Ended               Through
                                     1997             1998        December 31, 1998  September 30, 1999   September 30, 1999
                                --------------    ------------    -----------------  ------------------   ------------------
                                                                                       (Unaudited)           (Unaudited)
COSTS AND EXPENSES
     Exploration costs          $         --      $       --       $       --         $    385,450         $    385,450
     Right of first refusal               --              --               --              131,250              131,250
     Administrative expenses              --             1,834            6,834             44,743               51,577
     Consulting expenses                  --             5,000            5,000             23,500               28,500
     Financing fees                       --              --               --               50,000               50,000
     Depreciation                         --              --               --                  500                  500
     Legal and accounting                 --            20,000           20,000             73,855               93,855
     Minority interest                    --              --               --              (84,611)             (84,611)
     Interest expense                     --              --               --                2,918                2,918
                               ---------------    ------------     ------------       ------------         ------------

NET LOSS                                  --           (26,834)         (31,834)          (627,605)            (659,439)

FOREIGN CURRENCY
     TRANSLATION                          --              --               --                8,420                8,420
                               ---------------    ------------     ------------       ------------         ------------

COMPREHENSIVE LOSS              $         --      $    (26,834)    $    (31,834)      $   (619,185)        $   (651,019)
                                ==============    ============     ============       ============         ============


BASIC AND DILUTED LOSS
PER COMMON SHARE                $        --       $      (0.03)                       $      (0.05)
                                ==============    ============                        ============


WEIGHTED AVERAGE
   NUMBER OF SHARES                  1,000,000       1,000,000                          13,446,875
                                ==============    ============                        ============



        The accompanying notes are an integral part of these consolidated financial statements.

                   SILVER KING RESOURCES, INC. AND SUBSIDIARY
                         (An Exploration Stage Company)
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
             AUGUST 23, 1988 (INCEPTION) THROUGH SEPTEMBER 30, 1999

                                                                                          Deficit
                                                                                        Accumulated    Accumulated        Total
                                                              Additional                 During the       Other        Stockholders'
                                                  Common       Paid In      Warrants    Development   Comprehensive      Equity
                                                   Stock       Capital     Outstanding     Stage         Income         (Deficit)
                                                ---------     ----------   -----------  ------------  -------------    -------------
BALANCE, AUGUST 23, 1988 (INCEPTION)
     THROUGH DECEMBER 31, 1996                  $   5,000     $    --       $    --      $  (5,000)      $    --        $    --
                                                ---------     ---------     ---------    ---------       ---------      ---------

Net loss for the year ended
     December 31, 1997                               --            --            --           --              --             --
                                                ---------     ---------     ---------    ---------       ---------      ---------


BALANCE AT DECEMBER 31, 1997                        5,000          --            --         (5,000)           --             --


Reincorporation fee paid by stockholders             --           1,834          --           --              --            1,834


Recapitalization upon reincorporation              (4,995)        4,995          --           --              --             --


Two hundred-for-one stock split                       995          (995)         --           --              --             --


Net loss for the year ended December 31, 1998        --            --            --        (26,834)           --          (26,834)
                                                ---------     ---------     ---------    ---------       ---------      ---------


BALANCE AT DECEMBER 31, 1998                        1,000         5,834          --        (31,834)           --          (25,000)


Issuance of common stock                           17,025       524,475        14,000         --              --          555,500


Issuance of 50,000 shares of common
     stock as financing fee                            50        49,950          --           --              --           50,000

Foreign currency translation                         --            --            --           --             8,420          8,420

Net loss for the nine months ended
     September 30, 1999                              --            --            --       (627,605)           --         (627,605)
                                                ---------     ---------     ---------    ---------       ---------      ---------


BALANCE AT SEPTEMBER 30, 1999 (UNAUDITED)       $  18,075     $ 580,259     $  14,000    $(659,439)      $   8,420      $ (38,685)
                                                =========     =========     =========    =========       =========      =========

        The accompanying notes are an integral part of these consolidated financial statements.

                   SILVER KING RESOURCES, INC. AND SUBSIDIARY
                         (An Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Year Ended        August 23, 1988                         August 23, 1988
                                                       December 31,        (Inception)         Nine Months          (Inception)
                                                    ------------------       Through              Ended               Through
                                                    1997        1998     December 31, 1998   September 30, 1999   September 30, 1999
                                                    ----        ----     -----------------   ------------------   ------------------
                                                                                                (Unaudited)           (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                         $  --      $(26,834)      $(31,834)          $(627,605)            $(659,439)
  Adjustments to reconcile net loss to net cash
     used in operating activities
     Issuance of common stock as financing fee        --          --             --                50,000                50,000
     Reincorporation fee paid by stockholder          --         1,834          1,834                --                   1,834
     Depreciation                                     --          --             --                   500                   500
  Changes in net assets and liabilities, net of
     effects from acquisition
     Increase in
         Tax receivable                               --          --             --                (6,781)               (6,781)
         Accounts payable                             --          --             --                76,804                76,804
                                                   ------     --------       --------           ---------             ---------

  Net cash used in operating activities               --       (25,000)       (30,000)           (507,082)             (537,082)
                                                   ------     --------       --------           ---------             ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Mining concessions                                  --          --             --               (36,500)              (36,500)
  Cost of acquisition                                 --          --             --              (166,547)             (166,547)
                                                   ------     --------       --------           ---------             ---------

  Net cash used in investing activities               --          --             --              (203,047)             (203,047)
                                                   ------     --------       --------           ---------             ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Minority interest                                   --          --             --               (21,110)              (21,110)
  Loan receivable                                     --          --             --               (40,000)              (40,000)
  Repayment of stockholder loans                      --          --             --               114,084               114,084
  Proceeds from loan payable                          --          --             --               120,000               120,000
  Proceeds from issuance of common stock              --          --            5,000             555,500               560,500
  Cash overdraft                                      --        25,000         25,000             (25,000)                 --
                                                   ------     --------       --------           ---------             ---------
  Net cash provided by financing activities           --        25,000         30,000             703,474               733,474
                                                   ------     --------       --------           ---------             ---------
EFFECT OF EXCHANGE RATE ON CASH                       --          --             --                 9,919                 9,919
                                                   ------     --------       --------           ---------             ---------
NET INCREASE IN CASH                                  --          --             --                 3,264                 3,264
CASH - BEGINNING OF PERIOD                            --          --             --                  --                    --
                                                   ------     --------       --------           ---------             ---------
CASH - END OF PERIOD                               $  --      $   --         $   --             $   3,264             $   3,264
                                                   ======     ========       ========           =========             =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
CASH PAID DURING THE PERIOD FOR:
  Interest                                         $  --      $   --         $    --            $   2,918             $   2,918
                                                   ======     ========       ========           =========             =========
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES
    Issuance of common stock as financing fee      $  --      $   --         $    --            $  50,000             $  50,000
                                                   ======     ========       ========           =========             =========


        The accompanying notes are an integral part of these consolidated financial statements.

                   SILVER KING RESOURCES, INC. AND SUBSIDIARY
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1997 AND 1998 (AUDITED)
                       AND SEPTEMBER 30, 1999 (UNAUDITED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
The Company was incorporated August 23, 1988 in the state of Florida as Arnge, Inc. On March 25, 1999, the Company amended its articles of incorporation in order to change its name to Silver King Resources, Inc. Since planned principal operations have not commenced, the Company is considered an exploration stage company, as defined in the Statement of Financial Accounting Standards No. 7 (SFAS 7).

Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments
Financial instruments consist of cash, receivables and accounts payable. The carrying amount approximates fair value because of the short maturity of these instruments.

The carrying value of loans payable approximates fair value since the interest rate associated with the debt approximates the current market interest rate.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Exploration Costs
Exploration costs will be expensed as incurred.

Foreign Currency Translation
Assets and liabilities of the foreign subsidiary have been translated using the exchange rate at the balance sheet date. The average exchange rate for the period has been used to translate revenues and expenses. Translation adjustments are reported as a separate component of equity (other comprehensive income).

Income Taxes
The Company accounts for its income taxes under SFAS 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Loss Per Share
Effective year ended December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share" (EPS). This statement establishes standards for computing and presenting EPS, replacing the presentation of currently required primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires the dual presentation of both Basic EPS and Diluted EPS on the face of the statement of operations. Under this new standard, Basic EPS is computed based on weighted average shares outstanding and excludes any potential dilution; Diluted EPS reflects potential dilution form the exercise or conversion of securities into common stock or from other contracts to issue a common stock and is similar to the currently required fully diluted EPS.

                   SILVER KING RESOURCES, INC. AND SUBSIDIARY
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1997 AND 1998 (AUDITED)
                       AND SEPTEMBER 30, 1999 (UNAUDITED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basic earnings (loss) per share include the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share include the weighted average number of shares outstanding and dilutive potential common shares, such as warrants. Assumed conversion of the warrants would be antidilutive, therefore, basic and diluted earnings (loss) per share are the same.

Comprehensive Income
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", beginning January 1, 1998. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The component of comprehensive income consists of foreign currency translation adjustment of $8,420, with no applicable tax for the nine months ended September 30, 1999.

Recently Issued Accounting Pronouncements
In September 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for all fiscal years beginning after December 15, 1998 with initial adoption reported as a cumulative effect of a change in accounting principle. The Company has adopted SOP 98-5 effective January 1, 1999. The adoption of SOP 98-5 will not result in any cumulative effect of a change in accounting principle.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As discussed in
Note 1, the Company is in the exploration stage and its activities have been limited to preliminary organizational activities. The Company has not commenced its proposed business activities, nor has it received any revenues from operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern.

The company intends to raise additional capital through private offerings in order to fund the drill program related to it's investment in it's Mexican company and to invest in other mining properties.

The balance sheet does not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event the Company cannot continue in existence.

NOTE 3 - ACQUISITION

The Company entered into an agreement on March 19, 1999 to purchase a 60% interest for $393,750 in a Mexican company which has received the rights to purchase exclusive royalty-free exploration and/or exploitation concessions covering properties in Mexico that may be silver producing.

                   SILVER KING RESOURCES, INC. AND SUBSIDIARY
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1997 AND 1998 (AUDITED)
                       AND SEPTEMBER 30, 1999 (UNAUDITED)


NOTE 3 - ACQUISITION (Continued)

The consideration of $397,750 was payable as follows:

     o    $25,000 on date of agreement
     o    $150,000 within seven business days of the date of agreement
     o    $218,750 within 20 business days of the date of agreement

Closing shall occur within ten calendar days of the later to occur of (I) 20 business days after the date of the agreement and (ii) issuance of the regulatory approvals from the Vancouver Stock Exchange (VSE). Approval was obtained from the VSE on May 10, 1999 and closing occurred on May 20, 1999.

After the capital contribution by the Company, the total capital of the Mexican company aggregated $775,000.

As part of this agreement, the Company is obligated for future geological consulting fees not to exceed $100,000 commencing August 31, 1999.

The purchase of the 60% interest in the Mexican company will be accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of net tangible assets acquired amounting to $227,203 was charged to operations as costs toward exploration.

Effective May 1, 1999, the financial position and results of operation of the Mexican company have been reported under the consolidation method. All significant intercompany transactions have been eliminated in consolidation.

NOTE 4 - RIGHT OF FIRST REFUSAL

On March 19, 1999, the Company entered into an agreement with a principal of a company, in which the company is also a stockholder of the Mexican company described in Note 3, to obtain a right of first refusal with respect to certain future mineral projects. The consideration for this right of first refusal with a term of three years was $131,250. Since the probable future inflows of cash is not determinable by management, the $131,250 has been expensed.

NOTE 5 - LOAN PAYABLE TO RELATED PARTY

The Company borrowed $100,000 from a related corporation, bearing interest at 12%. The entire principal and applicable interest was originally due on May 15, 1999. The Company repaid $50,000 on May 20, 1999, with the remaining $50,000 repaid on May 25, 1999. The Company issued 50,000 shares of common stock to this corporation as payment of a financing fee. The common stock was valued at $1.00 per share.

The Company borrowed $120,000 on a short-term basis from a shareholder.

                   SILVER KING RESOURCES, INC. AND SUBSIDIARY
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1997 AND 1998 (AUDITED)
                       AND SEPTEMBER 30, 1999 (UNAUDITED)

NOTE 6 - CAPITAL STOCK

Common Stock
In May 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 7,500 common shares authorized to 50,000,000 common shares. The par value changed from $1.00 per share to $0.001 per share.

Upon recapitalization, the Company forward split its common stock on a two hundred for one basis. This stock split increased the number of outstanding common stock shares from 5,000 shares to 1,000,000 shares.

In January 1999, the Company sold 14,500,000 shares of its common stock under a subscription agreement at a price of $0.001 per share.

In January 1999, the Company also sold 2,000,000 shares of its common stock under a subscription agreement at a price of $0.008.

In April 1999, the Company sold 525,000 shares of its common stock under a subscription agreement at a price of $1.00 per share.

All references to number of shares and per share amounts on the balance sheet have been adjusted to give retroactive effect to the recapitalization and stock splits.

Warrants
From time to time, the Board of Directors of the Company may issue warrants to purchase its common stock to parties other than employees and directors. Warrants may be issued as an incentive to help the Company achieve its goals, or in consideration for cash or services rendered to the Company, or a combination of the above.

In January 1999, as part of the subscription for 2,000,000 shares of common stock, the Company issued warrants to purchase 2,000,000 shares of its common stock at a price of $4.00 per share. The warrants were valued at $0.007 per warrant.

NOTE 7 - INCOME TAXES

There is no income tax benefit for operating losses for the years ended December 31, 1997 and 1998 due to the following:

     o Current tax benefit - the operating losses cannot be carried back to earlier years.

     o Deferred tax benefit - the deferred tax assets were offset by a valuation allowance. Management believes that a valuation allowance is considered necessary since it is more likely than not that the deferred tax asset will not be realized through future taxable income.

                   SILVER KING RESOURCES, INC. AND SUBSIDIARY
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1997 AND 1998 (AUDITED)
                       AND SEPTEMBER 30, 1999 (UNAUDITED)

NOTE 7 - INCOME TAXES (Continued)

The components of the net deferred tax assets (liabilities) are as follows:

                                                       1997           1998
                                                     --------       ---------
Net operating loss carryforwards                     $     --       $   2,300
Organization cost                                       1,700           1,700
Acquisition costs                                          --           6,800
Valuation allowance                                    (1,700)        (10,800)
                                                     --------       ---------
                                                     $     --       $     --
                                                     =========      =========

The use of net operating loss carryforwards is limited when there has been a substantial change in ownership (as defined) during a three year period. Because of the recent and contemplated changes in common stock and warrants, such a change may occur in the future. In this event, the use of net operating losses each year would be restricted to the value of the Company on the date of such change multiplied by the federal long-term tax exempt rate ("annual limitation"); unused annual limitations may then be carried forward without this limitation.

At December 31, 1998 the Company had net operating loss carryforwards of approximately $7,000 which if not used, will expire through 2013.

NOTE 8 - REINCORPORATION IN THE STATE OF DELAWARE

On June 24, 1999, the Company merged with its wholly-owned subsidiary, Silver King Resources (Delaware), Inc. After the merger, Silver King Resources (Delaware), Inc., the surviving corporation, changed its name to Silver King Resources, Inc. In conjunction with the merger, the par value of the common stock was changed to $.0001 and the Company is authorized to issue up to 15,000,000 shares of preferred stock, $.001 par value per share, in one or more series, and to fix, as to any such series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, conversions rights, voting rights, and any other preference or special rights and qualifications. There are presently no shares of preferred stock issued.

NOTE 9 - INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements as of September 30, 1999 and for the nine months then ended are unaudited and, in the opinion of management include all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of financial position and results of operations. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the entire year.